Prospectus Supplement No. 9 To Prospectus dated March 28, 2022	Filed Pursuant to Rule 424(b)(3) Registration No. 333-252241

Clever Leaves Holdings Inc.

Primary Offering of
17,777,361 Common Shares Issuable Upon Exercise of Warrants
332,961 Common Shares Issuable Upon Conversion of Non-Voting Common Shares
125,370 Common Shares Issuable Upon Exercise of Options

Secondary Offering of
3,654,707 Common Shares
4,900,000 Warrants to Purchase Common Shares
4,900,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 9 supplements the Prospectus dated March 28, 2022 (the “Prospectus”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-252241). This Prospectus Supplement No. 9 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2022. This Prospectus Supplement No. 9 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 9, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q
(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 001-39820

Clever Leaves Holdings Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Bodega 19-B Parque Industrial Tibitoc P.H, Tocancipá - Cundinamarca, Colombia	N/A
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (561) 634-7430

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without par value	CLVR	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one common share at an exercise price of $11.50	CLVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒         No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
		Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of registrant’s common shares and non-voting common shares outstanding as of November 8, 2022 was 43,808,694 and 332,961, respectively.

CLEVER LEAVES HOLDINGS INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Some of the statements in this quarterly report on Form 10-Q of Clever Leaves Holdings Inc. ("Form 10-Q") constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties which are difficult to predict and many of which are beyond our control and could cause our actual results to differ from the forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

•discuss future expectations;
•contain projections of future results of operations or financial condition; or
•state other “forward-looking” information.

All such forward-looking statements are based on our current expectations and involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be future events that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in Part I, Item 1A, "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2021 (the "Annual Report" or "2021" Form 10-K, provide examples of risks, contingencies, uncertainties, and events that may cause our actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•changes adversely affecting the industry in which we operate;
•our ability to achieve our business strategies or to manage our growth;
•our ability to cultivate and sell products our customers want;
•general economic conditions, including the effects of COVID-19, the United Kingdom's exit from the European Union and the ongoing military conflict between Russia and Ukraine (and resulting sanctions) on the global economy, global financial markets and our business;
•regional political and economic conditions, including emerging market conditions;
•the effects of COVID-19 on the supply and distribution chain, and the availability of third-party distributors generally;
•the impact and magnitude of rising energy costs;
•the impact and magnitude of inflation and currency fluctuations;
•the regulation and legalization of adult-use, recreational cannabis;
•our ability to maintain the listing of our securities on Nasdaq;
•our ability to retain our key employees;
•the availability or terms of future financing; and
•other factors that are more fully discussed in Part I, Item 1A of the 2021 Form 10-K under the heading “Risk Factors”, and those discussed in other documents we file with the SEC.

These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this Form 10-Q.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Form 10-Q or to reflect the occurrence of unanticipated events.

ITEM 1. FINANCIAL STATEMENTS

CLEVER LEAVES HOLDINGS INC.
Condensed Consolidated Statements of Financial Position
(Amounts in thousands of U.S. Dollars, except share and per share data)
(Unaudited)

		As of	As of
	Note	September 30, 2022	December 31, 2021

Assets
Current:
Cash and cash equivalents		$17,183	$37,226
Restricted cash		424	473
Accounts receivable, net		2,591	2,222
Prepaids, deposits and other receivables	6	3,695	5,064
Inventories, net	5	16,653	15,408
Total current assets		40,546	60,393

Investment – Cansativa	7	5,406	1,458
Property, plant and equipment, net of accumulated depreciation of $7,879 and $5,702 for September 30, 2022 and December 31, 2021, respectively	10	28,996	30,932
Intangible assets, net	8	3,545	23,117
Operating lease right-of-use assets, net	19	2,869	—
Other non-current assets		54	260
Total Assets		$81,416	$116,160

Liabilities
Current:
Accounts payable		$2,338	$3,981
Accrued expenses and other current liabilities		2,425	2,898
Convertible note due 2024, current portion	11	—	16,559
Loans and borrowings, current portion	11	520	949
Warrant liability		196	2,205
Operating lease liabilities, current portion	19	1,459	—
Deferred revenue, current portion		1,280	653
Total current liabilities		8,218	27,245
Convertible note due 2024 — long-term	11	—	1,140
Loans and borrowing — long-term	11	1,383	6,447
Deferred revenue — long-term		—	1,548
Operating lease liabilities — long-term	19	1,538	—
Deferred tax liabilities		—	6,650
Other long-term liabilities		775	360
Total Liabilities		$11,914	$43,390

Contingencies and commitments

Shareholders’ equity
Preferred shares, without par value, unlimited shares authorized, nil shares issued and outstanding for each of September 30, 2022 and December 31, 2021	12	—	—
Common shares, without par value, unlimited shares authorized: 43,571,444 and 26,605,797 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	12	—	—
Additional paid-in capital		221,591	187,510
Accumulated deficit		(152,089)	(114,740)
Total shareholders' equity		69,502	72,770
Total liabilities and shareholders' equity		$81,416	$116,160
See accompanying notes to the condensed consolidated financial statements

CLEVER LEAVES HOLDINGS INC.
Condensed Consolidated Statements of Operations
(Amounts in thousands of U.S. Dollars, except share and per share data)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Revenue	17	$3,305	$4,031	$13,186	$11,180
Cost of sales		(3,025)	(2,100)	(9,564)	(5,341)
Gross profit		280	1,931	3,622	5,839

Expenses
General and administrative	13	6,087	10,616	22,361	29,381
Sales and marketing		615	208	2,076	1,036
Research and development		343	454	1,114	1,037
Restructuring expenses	14	(82)	—	3,791	—
Intangible asset impairment	8	19,000	—	19,000	—
Depreciation and amortization		508	337	1,562	1,440
Total expenses		26,471	11,615	49,904	32,894

Loss from operations		(26,191)	(9,684)	(46,282)	(27,055)

Other Expense (Income), net
Interest (income) expense and amortization of debt issuance cost		(51)	485	2,719	2,383
Gain on remeasurement of warrant liability	12	(196)	(9,065)	(2,009)	(5,390)
Gain on investment	7	—	—	(6,851)	—
Loss (gain) on debt extinguishment, net	11	—	(3,375)	2,263	(3,375)
Foreign exchange loss		768	298	1,420	1,137
Other expense (income), net		101	964	111	(123)
Total other (income) expenses, net		622	(10,693)	(2,347)	(5,368)

(Loss) Income before income tax		$(26,813)	$1,009	$(43,935)	$(21,687)

Deferred income tax (recovery)		(6,650)	—	(6,650)	—
Equity investment share of loss		—	14	64	39
Net (Loss) Income		$(20,163)	$995	$(37,349)	$(21,726)
Net (Loss) Income per share - basic and diluted	18	$(0.48)	$0.04	$(1.02)	$(0.85)
Weighted-average common shares outstanding - basic and diluted	18	42,222,564	25,755,972	36,633,222	25,466,404

See accompanying notes to the condensed consolidated financial statements.

CLEVER LEAVES HOLDINGS INC.
Condensed Consolidated Statements of Shareholders’ Equity
(Amounts in thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount
Balance at December 31, 2020	24,883,024	$—	$164,264	$(69,014)	$95,250
Net loss	—	—	—	(13,765)	(13,765)
Founders earn-out shares vested	570,212	—	—	—	—
Issuance of common shares upon vesting RSUs	7,713	—	—	—	—
Exercise of warrants	122,639	—	1,410	—	1,410
Stock-based compensation expense	—	—	1,550	—	1,550
Balance at March 31, 2021	25,583,588	$—	$167,224	$(82,779)	$84,445
Net loss	—	—	—	(8,956)	(8,956)
Issuance of common shares upon vesting RSUs	5,111	—	—	—	—
Stock option exercise	40,942	—	10	—	10
Stock-based compensation expense	—	—	3,323	—	3,323
Balance at June 30, 2021	25,629,641	$—	$170,557	$(91,735)	$78,822
Net Income	—	—	$—	$995	$995
Stock-based compensation expense	—	—	3,264	—	3,264
Conversions of debt to common stock, net of debt issuance	538,403	—	4,590	—	4,590
Balance at September 30, 2021	26,168,044	$—	$178,411	$(90,740)	$87,671

	Note	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholders’ Equity
		Shares	Amount	Amount	Amount	Amount
Balance at December 31, 2021		26,605,797	$—	$187,510	$(114,740)	$72,770
Net loss		—	—	—	(16,140)	(16,140)
Issuance of common shares upon vesting RSUs	15	247,453	—	—	—	—
Stock option exercise		116,112	—	22	—	22
Stock-based compensation expense	15	—	—	500	—	500
Issuance of common stock - gross	12	11,047,567	—	23,400	—	23,400
Equity issuance costs	12	—	—	(1,177)	—	(1,177)
Conversions of Convertible Note to common shares	12	607,000	—	1,324	—	1,324
Beneficial conversion feature	11	—	—	1,749	—	1,749
Balance at March 31, 2022		38,623,929	$—	$213,328	$(130,880)	$82,448
Net loss					(1,046)	(1,046)
Issuance of common shares upon vesting RSUs	15	39,898	—	—	—	—
Stock option exercise		35,582	—	—	—	—
Stock-based compensation expense	15	—	—	1,148	—	1,148
Conversions of debt to common stock, net of debt issuance	12	900,000		$2,039	$—	2,039
Balance at June 30, 2022		39,599,409	$—	$216,515	$(131,926)	$84,589
Net loss					$(20,163)	$(20,163)
Issuance of common shares upon vesting RSUs	15	24,837	—	—	—	—
Stock-based compensation expense	15	—	—	958	—	958
Issuance of common stock - gross	12	3,947,198	—	4,286	—	4,286
Equity issuance costs	12	—	—	(168)	—	(168)
Balance at September 30, 2022		43,571,444	—	$221,591	$(152,089)	$69,502

See accompanying notes to the condensed consolidated financial statements.

CLEVER LEAVES HOLDINGS INC.
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands of U.S. Dollars)
(Unaudited)

		Nine Months Ended September 30,
		2022	2021
Cash Flow from Operating Activities:
Net loss		$(37,349)	$(21,726)
Adjustments to reconcile to net cash used in operating activities:
Depreciation and amortization		2,935	1,815
Amortization of debt discount and debt issuance cost		1,949	325
Inventory provisions	5	3,822	1,496
Restructuring and related costs	14	3,791	—
Gain on remeasurement of warrant liability	12	(2,009)	(5,390)
Non-cash lease expense	19	128	—
Deferred tax recovery		(6,650)	—
Foreign exchange loss		1,420	1,137
Stock-based compensation expense	15	2,606	8,137
Intangible asset impairment	8	19,000	—
Equity investment share of loss		64	39
Gain on investment	7	(6,851)	—
Loss (gain) on debt extinguishment	11	2,263	(3,375)
Other non-cash expense, net		600	394
Changes in operating assets and liabilities:
(Increase) in accounts receivable		(369)	(484)
(Increase) in prepaid expenses	6	(466)	(638)
Decrease (increase) in other receivables and other non-current assets		555	(544)
(Increase) in inventory	5	(5,067)	(4,447)
(Decrease) in accounts payable and other current liabilities		(4,756)	(5,110)
Increase in other non-current liabilities		415	176
Net cash used in operating activities		$(23,969)	$(28,195)

Cash Flow from Investing Activities:
Purchase of property, plant and equipment		$(1,856)	$(5,948)
Proceeds from partial sale of equity method investment		2,498	—
Net cash provided by (used in) investing activities		$642	$(5,948)

Cash Flow from Financing Activities:
Proceeds from issuance of long-term debt		—	25,000
Repayment of debt	11	(22,897)	(26,363)
Other borrowings		73	1,826
Debt Issuance on Convertible debt		—	(932)
Proceeds from issuance of shares	12	27,686	—
Equity issuance costs	12	(1,345)	—
Proceeds from exercise of warrants		—	1,410
Stock option exercise		22	10
Net cash provided by financing activities		$3,539	$951
Effect of exchange rate changes on cash, cash equivalents & restricted cash		(304)	(62)
Decrease in cash, cash equivalents & restricted cash		$(20,092)	$(33,254)
Cash, cash equivalents & restricted cash, beginning of period		37,699	79,460
Cash, cash equivalents & restricted cash, end of period (a)		$17,607	$46,206

Supplemental schedule of cash flow information:
Cash paid for interest		$220	$375
Supplemental disclosures for non-cash financing activity:
Right-of-use assets recognized		$3,871	$—
Conversions of debt to commons shares		$3,263	$4,209
Beneficial conversion feature		$1,749	$—
(a) These amounts include restricted cash of $424 and $444 as of September 30, 2022 and September 30, 2021, respectively, which are comprised primarily of cash on deposits for certain lease arrangements.
See accompanying notes to the condensed consolidated financial statements.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)

1. CORPORATE INFORMATION

Clever Leaves Holdings Inc., (the “Company”) is a multi-national U.S. based holding company focused on cannabinoids. In addition to the cannabinoid business, the Company is also engaged in the non-cannabinoid business of nutraceutical and other natural remedies and wellness products. The Company is incorporated under the Business Corporations Act of British Columbia, Canada.

The mailing address of the Company's principal executive office is Bodega 19-B Parque Industrial Tibitoc P.H, Tocancipá - Cundinamarca, Colombia.

2. BASIS OF PRESENTATION

The accompanying condensed consolidated interim financial statements (“Financial Statements”) are unaudited. These Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements and with the instructions to Form 10-Q and Article 10 of regulation S-X. Accordingly, they do not include all disclosures required for annual financial statements. These Financial Statements reflect all adjustments, which, in the opinion of the management, are necessary for a fair presentation of the results for the interim periods presented. All significant intercompany transactions and balances have been eliminated. All adjustments were of a normal recurring nature. Interim results are not necessarily indicative of results to be expected for the full year.

The Financial Statements include the accounts of the Company and its wholly owned subsidiaries. Company’s subsidiaries and respective ownership percentage has not changed from the year ended December 31, 2021.

These Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2021, included in its Annual Report on Form 10-K, as filed with the SEC on March 24, 2022 (the "Annual Report").

Prior Period Reclassifications - Certain prior period reclassifications were made to conform to the current period presentation. These reclassifications had no effect on the previously reported total assets, total liabilities, stockholder's equity, net loss (income) or cash flow.

Going Concern
These interim financial statements have been prepared in accordance with U.S. GAAP, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

As shown in the accompanying interim financial statements, the Company had an accumulated deficit as of September 30, 2022, as well as operating losses and negative cash flows from operations since inception and expects to continue to incur net losses for the foreseeable future until such time that it can generate significant revenue from the sale of its available inventories.

At September 30, 2022, the Company had cash and cash equivalents of $17,183. As of September 30, 2022, based on the Company's current working capital needs, anticipated operating expenses and net losses, and the uncertainties surrounding its ability to raise additional capital as needed, there is substantial doubt as to whether existing cash and cash equivalents will be sufficient to meet its obligations as they come due within twelve months from the date the consolidated financial statements were issued. The Company’s ability to execute its operating plans through 2023 and beyond depends on its ability to obtain additional funding through financing transactions, such as equity or debt offerings, or other transactions to raise capital to meet planned growth requirements and to fund future operations, which may not be available on acceptable terms, or at all. The consolidated financial statements do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the nine months ended September 30, 2022 the Company raised additional financing through an "at-the-market" ("ATM") equity offering as discussed in Note 12.

CLEVER LEAVES INTERNATIONAL INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of U.S. dollars, except where otherwise noted and share and per share amounts)

Principles of Consolidation

The Financial Statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in its audited consolidated financial statements for the year ended December 31, 2021, included in the Annual Report. There have been no changes in the Company's significant accounting policies as discussed in the Annual Report.

Use of Accounting Estimates

The preparation of these Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Financial Statements and accompanying notes in the reported period. These estimates include, but are not limited to, allowance for doubtful accounts, inventory valuation, determination of fair value of stock-based awards and estimate of incremental borrowing rate for determining the present value of future lease payments, intangible assets, useful lives of property and equipment, revenue recognition and income taxes and related tax asset valuation allowances. While the significant estimates made by management in the preparation of the consolidated financial statements are reasonable, prudent, and evaluated on an ongoing basis, actual results may differ materially from those estimates.

Recently Adopted Accounting Pronouncements

ASU No. 2016-02, Leases (Topic 842)
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2016-02, Leases ("ASU 2016-02") and in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements ("ASU 2018-11") (collectively referred to as "ASC 842"). This guidance requires the recognition of right-of-use ("ROU") assets and lease liabilities, arising from financing and operating leases, on the consolidated balance sheet, along with additional qualitative and quantitative disclosures. Companies are required to adopt this guidance using a modified retrospective approach and apply the transition provisions under the guidance at either 1) the later of the beginning of the earliest comparative period presented in the financial statements and the commencement date of the lease, or 2) the beginning of the period of adoption (i.e., on the effective date). Under the transition method using the second application date, a company initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted the guidance on January 1, 2022, beginning of our calendar year 2022, using the modified retrospective transition method and initially applied the transition provisions at January 1, 2022, which allowed us to continue to apply the legacy guidance in ASC 840 for periods prior to calendar year 2022. We elected the package of transition practical expedients, which among other things, allows us to keep the historical lease classifications and not have to reassess the lease classification for any existing leases as of the date of adoption. We also made the following accounting policy elections as allowed by ASC 842:
•to apply the short-term lease exception, which allows us to keep leases with an initial term of twelve months or less off the statement of financial position.
•to account for each separate lease component of a contract and its associated non-lease components as a single-lease component for all our leases.

As a result of the adoption of this standard, there was no adjustment to the opening balance of retained earnings as there was no cumulative effect adjustment at the date of adoption. Accordingly, the primary impact of adopting ASC 842 was the recognition of ROU assets and lease liabilities for operating leases of approximately $4,120 and $4,120, respectively for all existing leases which had remaining obligations as of January 1, 2022. ASC 842 did not have a material impact on our results of operations or statement of cash flow.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
ASU No. 2021-04, Earnings Per Share (Topic 260)
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options ("ASU No. 2021-04"), which provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. ASU No. 2021-04 requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The amendments in ASU No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The adoption of ASU No.2021-04 did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU No. 2020-06, Debt (Topic 815)
In August 2020, the FASB issued ASU No. 2020-06, Debt - (Topic 815) ("ASU No. 2020-06"), which simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The amendments in ASU No. 2020-06 are effective for public companies, other than smaller reporting companies, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the effect of adopting ASU No. 2020-06.

ASU No. 2016-13- Credit Losses on Financial Instruments (Topic 326)
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses for certain financial instruments and financial assets. For trade receivables, we are required to estimate lifetime expected credit losses. For available-for-sale debt securities, the Company will recognize an allowance for credit losses rather than a reduction to the carrying value of the asset. ASU 2016-13 is effective for the Company’s fiscal year beginning January 1, 2023. The Company is currently evaluating the effect of adopting ASU No 2016-13.

4. FAIR VALUE MEASUREMENTS

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities, except for those

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
assets and liabilities that are short term in nature and approximate the fair values, as of the periods presented:

	Level 1	Level 2	Level 3	Total

As of September 30, 2022
Assets:
Investment – Cansativa	—	—	5,406	5,406
Total Assets	$—	$—	$5,406	$5,406
Liabilities:
Loans and borrowings	—	1,903	—	1,903
Warrant liability	—	—	196	196
Total Liabilities	$—	$1,903	$196	$2,099

As of December 31, 2021
Assets:
Investment – Cansativa	—	—	1,458	1,458
Total Assets	$—	$—	$1,458	$1,458
Liabilities:
Loans and borrowings	—	7,396	—	7,396
Warrant liability	—	—	2,205	2,205
Convertible notes	—	17,699	—	17,699
Total Liabilities	$—	$25,095	$2,205	$27,300

Investment – Cansativa

Our investment in Cansativa’s equity securities that was previously accounted for using the equity method was partially divested during the three months ended June 30, 2022. Given that this investment does not have a “readily determinable fair value,” or is not traded in a verifiable public market, the Company accounted for this investment under ASC 321, Investments - Equity Securities. The Company used the practical expedient available under ASU 2016-01, the cost method investment which presents and carries this investment using the alternative measurement method which is cost minus impairment, if any, plus or minus changes resulting from observable price changes in “orderly transactions,” as defined in ASC 321, for the identical or a similar investment of the same issuer. The Company periodically reviews the investments for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of September 30, 2022, the Company believes the carrying value of its cost method investments were recoverable in all material respects. For more information, refer to Note 7 to our interim financial statements for the period ended of September 30, 2022.

The following table provides a summary of changes in fair value of the Company’s Level 3 investments for the nine months ended September 30, 2022:

Level 3
Balance, December 31, 2021 (Measured at equity method)	$1,458
Share of Equity investment loss	$(64)
Balance, March 31, 2022	$1,394
Sale on investments	$(515)
Gain due to change in fair value included in earnings	$4,868
Balance, June 30, 2022	$5,747

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)

Change in value due to foreign exchange loss	$(341)
Balance, September 30, 2022	$5,406

During the nine months ended September 30, 2022, there were no transfers between fair value measurement levels.

The change in fair value of warrant liabilities related to private warrants during the nine months ended September 30, 2022, is as follows:

Private Placement Warrants:	Total Warrant Liability
Warrant liability at December 31, 2021	$2,205
Change in fair value of warrant liability	(490)
Warrant liabilities at March 31, 2022	$1,715
Change in fair value of warrant liability	(1,323)
Warrant liabilities at June 30, 2022	$392
Change in fair value of warrant liability	(196)
Warrant liabilities at September 30, 2022	$196

The Company determined the fair value of its private warrants using the Monte Carlo simulation model. The following assumptions were used to determine the fair value of the Private Warrants as of September 30, 2022 and December 31, 2021:

	As of
	September 30, 2022	December 31, 2021
Risk-free interest rate	4.23%	1.11%
Expected volatility	95%	60%
Share Price	$0.60	$3.10
Exercise Price	$11.50	$11.50
Expiration date	December 18, 2025	December 18, 2025

•The risk-free interest rate assumptions are based on U.S. dollar zero curve derived from swap rates at the valuation date, with a term to maturity matching the remaining term of warrants.
•The expected volatility assumptions are based on average of historical volatility based on comparable industry volatilities of public warrants.

5. INVENTORIES, NET

Inventories are comprised of the following items as of the periods presented:

	September 30, 2022	December 31, 2021
Raw materials	$1,471	$1,477
Work in progress – cultivated cannabis	3,331	1,241
Work in progress – harvested cannabis and extracts	466	1,070
Finished goods – cannabis extracts	10,640	11,432
Finished goods – other	745	188
Total	$16,653	$15,408

During the three and nine months ended September 30, 2022, the Company recorded inventory provisions for approximately $1,696 and $3,822, respectively, to cost of sales to write-down obsolete inventories. During the three and nine months ended September 30, 2021, the Company recorded inventory provisions for approximately $693 and $1,496, respectively, to cost of

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
sales to write-down obsolete inventory.

The Company also has inventory consignment agreements in which revenue is recognized at a point in time, when the customer or distributors sells finished products from consignment inventory. Delivery and transfer of control occur at that point, when title and risk of loss transfers and the customer or distributor becomes obligated to pay for the products pulled from consigned inventory. As of September 30, 2022 and December 31, 2021, the Company had $196 and $66, respectively in consignment inventory.

6. PREPAID, DEPOSITS AND OTHER RECEIVABLES
Prepaid, deposits and other receivables are comprised of the following items as of the periods presented:

	September 30, 2022	December 31, 2021
Prepaid expenses	$1,597	$935
Indirect tax receivable	1,841	2,322
Deposits	51	47
Other receivable and advances	206	1,760
Total	$3,695	$5,064
Prepaid expenses and deposits represent amounts paid upfront to vendors for director and officer's insurance, security deposits and supplies.

7. INVESTMENTS

Cansativa

On December 21, 2018, the Company, through its subsidiary Northern Swan Deutschland Holdings, Inc., entered into a seed investment agreement with the existing stockholders of Cansativa GmbH (“Cansativa”), a German limited liability company primarily focused on the import and sale of cannabis products for medical use and related supplements and nutraceuticals. Prior to the Company’s investment, Cansativa’s registered and fully paid-in share capital amounted to 26,318 common shares. Under the investment agreement, the Company has agreed with the existing stockholders to invest up to EUR 7,000 in Cansativa in three separate tranches of, respectively, EUR 1,000, EUR 3,000 and up to a further EUR 3,000. The first EUR 1,000 (specifically, EUR 999.92, approximately $1,075, or “Seed Financing Round”) was invested in Cansativa to subscribe for 3,096 newly issued preferred voting shares at EUR 322.97 per preferred share, and as cash contributions from the Company to Cansativa. The seed EUR 322.97 per share price was based on a fully diluted pre-money valuation for Cansativa of EUR 8,500, and the increase of Cansativa’s registered share capital by the 3,096 preferred shares in the Seed Financing Round provided the Company with 10.53% of the total equity ownership of Cansativa. The Company paid the seed investment subscription by, first, an initial nominal payment of EUR 3.1, (i.e., EUR 1.00 per share) upon signing the investment agreement to demonstrate the Company’s intent to invest, and the remainder of EUR 996.82 was settled in January 2019 to officially close the investment deal after certain closing conditions have been met by the existing stockholders and Cansativa. The Company accounted for its investment in Cansativa using the equity accounting method, due to the Company's significant influence, in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

The Company recorded its investment in Cansativa at the cost basis of an aggregated amount of EUR 999.92, approximately $1,075, which is comprised of EUR 3.10 for the initial nominal amount of the Seed Financing Round and EUR 996.82 for the remaining Seed Financing Round (i.e., Capital Reserve Payment), with no transaction costs.

In accordance with the seed investment agreement, in September 2019, the Company made an additional investment of approximately EUR 650, or approximately $722, for 2,138 shares in Cansativa, thereby increasing its equity ownership to 16.6% of the book value of Cansativa’s net assets of approximately EUR 1,233, and approximately EUR 1,122 of equity method goodwill as Cansativa was still in the process of getting the licenses and expanding its operations. As of September 30, 2020, the balance of Tranche 2 option expired un-exercised and as a result the Company recognized a loss on investment of approximately $370 in its Statement of Operations and the carrying value of the Tranche 2 option was reduced to nil.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
In December 2020, Cansativa allocated shares of its common stock to a newly installed employee-stock ownership plan (“ESOP”). As a result of the ESOP installment, the Company’s equity ownership of Cansativa, on a fully-diluted basis, decreased from 16.59% to 15.80% of the book value of Cansativa’s net assets. Additionally, Cansativa raised additional capital through the issuance of Series A preferred stock (“Cansativa Series A Shares”) to a third-party investor at a per share price of EUR 543.31. As a result of the Series A Share issuance, the Company’s equity ownership of Cansativa, on a fully diluted basis, decreased from 15.80% to 14.22% of the book value of Cansativa’s net assets. The Company accounted for the transaction as a proportionate sale of ownership share and recognized a gain of approximately $211 in its consolidated statement of operations within loss on investments line. This change did not impact the equity method classification.

In April 2022, the Company sold 1,586 shares in Cansativa to an unrelated third-party for approximately EUR 2,300. Additionally Cansativa issued 10,184 series B and 992 ESOP shares. As a result, the Company's equity ownership of Cansativa, on a fully diluted basis, decreased from 14.22% to 7.6% of the book value of Cansativa net assets. Furthermore, the Company relinquished the board seat, indicating that the Company's influence was no longer "significant", to which the equity method of accounting was applicable. Going forward, the Company will account for this investment under ASC 321, Investments – Equity Securities. The Company will utilize the practical expedient under ASC 321 as the investment does not qualify for the practical expedient under ASC 820 and there is no readily determinable fair value for these privately held shares of Cansativa on a recurring basis.
At the time of the sale, the Company compared the transaction value of the shares sold to the carrying value of shares sold and recognized a gain of $1,983. Immediately following the sale, the Company then remeasured its retained interest which resulted in an additional gain of $4,868. As a result, a total of $6,851 is recorded in other income in the Consolidated Statements of Operations during the quarter ending June 30, 2022. Using the measurement alternative, as defined in ASC 321, the Company will remeasure the value of its retained interest if and when additional sales of Cansativa shares occur with third parties.

For the three months ended September 30, 2022 and 2021, the Company's share from the investment were $nil and net losses of $14, respectively. For the nine months ended September 30, 2022 and 2021, the Company's share from the investment were net losses of $64 and $39, respectively.
8. INTANGIBLE ASSETS, NET

The Company had acquired cannabis-related licenses as part of a business combination in 2018, with a gross value of approximately $19,000, which have indefinite useful lives as they are expected to generate economic benefit to the Company in perpetuity. In addition, as part of the Herbal Brand acquisition in 2019, the Company acquired finite-lived intangible assets with a gross value of approximately $7,075. During the three months ended September 30, 2022 and 2021 the Company recorded approximately $191 and $191, respectively, of amortization related to its finite-lived intangible assets. During the nine months ended September 30, 2022 and 2021 the Company recorded approximately $573 and $972, respectively, of amortization related to its finite-lived intangible assets.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
The following tables present details of the Company’s total intangible assets as of September 30, 2022 and December 31, 2021. The value of product formulation intangible asset is included in the value of Brand:

	September 30, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Useful Life (in Years)
Finite-lived intangible assets:
Customer contracts	$925	$925	$—	0.0
Customer relationships	1,000	624	376	3.2
Customer list	650	444	206	1.6
Brand	4,500	1,537	2,963	6.6
Total finite-lived intangible assets	$7,075	$3,530	$3,545

Indefinite-lived intangible assets:
Licenses	$19,000	N/A	$19,000
Licenses-impairment	(19,000)	N/A	(19,000)
Total indefinite-lived intangible assets	$—	N/A	$—

Total intangible assets	$7,075	$3,530	$3,545

	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Useful Life (in Years)
Finite-lived intangible assets:
Customer contracts	$925	$925	$—	0.0
Customer relationships	1,000	487	513	3.4
Customer list	650	346	304	2.3
Brand	4,500	1,200	3,300	7.3
Total finite-lived intangible assets	$7,075	$2,958	$4,117

Indefinite-lived intangible assets:
Licenses	$19,000	N/A	$19,000
Total intangible assets	$26,075	$2,958	$23,117

Impairment Testing - Finite-Lived Intangibles

In accordance with ASC Topic 350, “Intangibles – Goodwill and Other,” the Company performs its annual impairment test as of December 31 of each year. As part of the review, the Company will perform a qualitative assessment to determine whether indicators of impairment existed, along with considering, among other factors, the financial performance, industry conditions, as well as microeconomic developments. The Company also reviews intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of its intangibles may not be recoverable. After the close of each interim quarter, management assesses whether any indicators of impairment exist requiring the Company to perform an interim goodwill and other intangible assets impairment analysis.

Impairment Testing - Indefinite-Lived Intangibles

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
Due to the continued decline in the Company’s stock price and the current year’s projected revenues falling behind target, the Company performed an interim impairment assessment on its indefinite-lived intangible assets, consisting of cannabis related licenses for its Colombian operations. Utilizing a discounted cash flow model with a weighted average cost of capital (“WACC”) of 22%, the Company performed the assessment and recognized an impairment charge of $19,000, offset with the related deferred tax liability write-off of $6,650 for the three and nine months ended September 30, 2022.

2021 Impairment Testing

In conjunction with the 2021 annual impairment testing, the Company reviewed finite-lived intangible assets for impairment. In performing such review, the Company makes judgments about the recoverability of purchased finite lived intangible assets whenever events or changes in circumstances indicate that an impairment may exist. The Company recognizes an impairment if the carrying amount of the long-lived asset group exceeds the Company’s estimate of the asset group’s undiscounted future cash flows.

Significant assumptions used in the impairment analysis include financial projections of free cash flow (including assumptions about revenue projections, regulations, operating margins, capital requirements and income taxes), long-term growth rates for determining terminal value beyond the discretely forecasted periods and discount rates. For our intangible assets related to the Cannabinoid segment, our estimated revenue projections reflect that Decree 811 that was followed by the passing of the Regulation 227 in February 2022, which was further resolved in April 2022, to allow us to export cannabis flower from Colombia starting 2023. The Colombian government signed Resolution 539, which outlines the regulation and the technical guidelines for commercializing dried flower and medicinal-grade cannabis extracts.

For the three and nine months ended September 30, 2021, no impairment was recognized related to the carrying value of any of the Company’s finite or indefinite-lived intangible assets.

Amortization Expense

The following table reflects the estimated future amortization expense for each period presented for the Company’s finite-lived intangible assets as of September 30, 2022:

Estimated Amortization Expense
2022	$221
2023	715
2024	542
2025	542
2026	482
Thereafter	1,043
Total	$3,545

9. GOODWILL

Impairment Testing

During the fourth quarter of 2021, the Company assessed whether there were events or changes in circumstances that would indicate that our goodwill may have been impaired. The Company performed a quantitative impairment test, including computing the fair value of the reporting units and comparing that value to its carrying value. The Company considered external and internal factors, including overall financial performance and entity-specific factors as part of the assessment. We recognized the challenge of the overall decline in the cannabinoid sector in the months preceding December 31, 2021, combined with our stock price volatility and related factors and as a result, the Company determined that it was more likely than not that the carrying value of its cannabinoid operating segment exceeds the fair value as of the year end testing date. Based upon the Company's 2021 annual goodwill impairment test, the Company concluded that goodwill was impaired as of the testing date of December 31, 2021. During the three months ended December 31, 2021 the Company recognized $18,508

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
non-cash goodwill impairment charge related to the cannabinoid segment, as a result, the Company had no goodwill on the statement of financial position as of December 31, 2021.

The Company calculated the fair value of the operating segments using discounted estimated future cash flows. The weighted-average cost of capital used in testing the reporting unit for impairment was 14%, with a perpetual growth rate of 3%.

10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	September 30, 2022	December 31, 2021
Land	$5,065	$5,065
Building & warehouse	16,375	13,381
Laboratory equipment	6,399	6,295
Agricultural equipment	2,467	2,404
Computer equipment	1,725	1,681
Furniture & appliances	829	852
Construction in progress (a)	2,769	5,709
Other	1,246	1,247
Property, plant and equipment, gross	36,875	36,634
Less: accumulated depreciation	(7,879)	(5,702)
Property, plant and equipment, net	$28,996	$30,932
(a) Construction in progress primarily relates to on-going construction of the Company's Colombian and Portugal facilities
11. DEBT

	September 30, 2022	December 31, 2021
Convertible Notes due 2024, current portion (a)	$—	$16,559
Herbal Brands Loan due May 2023, current portion	—	470
Other loans and borrowings, current portion	520	479
Total debt, current portion	$520	$17,508
Convertible notes due 2024	—	1,140
Herbal Brands Loan due May 2023 (b)	—	4,760
Other loans and borrowings, net	1,383	1,687
Total debt, long term	$1,383	$7,587
Ending balance	$1,903	$25,095
(a) Convertible Note, current portion is reflected net of debt discount and debt issuance costs of $2,197 as of December 31, 2021.
(b) Herbal Brand's Loan, non-current is reflected net of debt issuance costs of $410 in as of December 31, 2021.

Herbal Brands Loan due May 2023

In May 2019 and in connection with the Herbal Brands, Inc ("Herbal Brands") acquisition, the Company entered into a loan agreement (the "Loan and Security Agreement") with Rock Cliff Capital under which the Company secured a non-revolving loan of $8,500 (the "Herbal Brands Loan"). The Herbal Brands Loan bore interest at 8.00% per annum, calculated based on the actual number of days elapsed, due and payable in arrears on the first day of each fiscal quarter commencing July 1, 2019. The Herbal Brands Loan was to be repaid or prepaid prior to its maturity date of May 2, 2023 and required the Company to repay, on a quarterly basis, 85% of positive operating cash flows. The Company could also choose to prepay a portion of or the full

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
balance of the loan, subject to a fee equal to the greater of (i) zero, and (ii) $2,338, net of interest payments already paid on such prepayment date. The loan was secured by inventory, property plant and equipment and other assets as collateral.

In connection with the Herbal Brands Loan, the Company issued equity-classified warrants for Class C preferred shares to Rock Cliff Capital (the "Rock Cliff Warrants") with an initial fair value of $717, which was reflected in additional paid-in capital, with an initial expiration date of May 3, 2021. For more information, refer to Note 12.

The Herbal Brands Loan and Rock Cliff Warrants were deemed freestanding financial instruments with the loan accounted for as debt, subsequently measured using amortized cost, and the Rock Cliff Warrants, representing a written call option, accounted for as an equity-classified contract with subsequent changes in fair value not recognized as long as warrants continue to be classified as equity. Using a relative fair value method, at the time of issuance, the Company recognized approximately $7,783 as loans and borrowings and approximately $717 in additional paid-in capital for the equity classified warrant.
In August 2020, the Company amended certain terms of the Herbal Brands Loan to provide for additional interest of 4.00% per annum, compounding quarterly and payable in-kind at maturity. In addition, the Company extended the expiration date of the Rock Cliff Warrants to May 3, 2023. As part of the amendment, the net debt to EBITDA covenant test was no longer required due to the occurrence of a Qualified IPO on December 18, 2020. The Company accounted for the amendment to the Herbal Brands Loan as a debt modification. Due to the extension of the warrants expiration, the Company reviewed the fair value of the options before and after the amendment, as a result the Company recognized approximately $400 of additional debt issuance costs related to the increase in the fair value of the warrants in its statement of financial position at December 31, 2021. Such costs will be amortized on a straight-line basis through the amended expiration date of the Rock Cliff Warrants.

Following the closing of the business combination on December 18, 2020 between Clever Leaves International Inc., a corporation organized under the laws of British Columbia, Canada, Schultze Special Purpose Acquisition Corp., a Delaware corporation, Novel Merger Sub Inc., a Delaware corporation and the Company, which resulted in both Clever Leaves International Inc. and Schultze Special Purpose Acquisition Corp. becoming wholly owned subsidiaries of the Company (the "Business Combination") and pursuant to the terms, the holder of the Rock Cliff Warrants can purchase 63,597 of the Company's common shares at a strike price of $26.73 per share.

In May 2022, the Company fully repaid the Herbal Brands Loan in the amount of approximately $5,642, including interest and fees, in full satisfaction of Herbal Brands' obligations under the Loan and Security Agreement. As a result of the full repayment of the Herbal Brand Loan, the Company recorded the remaining amortization balance of the Rock Cliff Warrants within interest and amortization of debt issuance cost" in the condensed consolidated statement of operations.
For the three months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately nil and $174, respectively, from the Herbal Brands Loan and repaid principal of approximately $5,642 and $269, respectively, of the Herbal Brands Loan in accordance with the terms of the loan agreement.
For the nine months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately $715 and $564, respectively, from the Herbal Brands Loan and repaid principal of approximately $5,642 and $1,376, respectively, of the Herbal Brands Loan in accordance with the terms of the loan agreement.

As of September 30, 2022, there was no outstanding principal balance, including interest, of the Herbal Brands Loan.

2024 Note Purchase Agreement

On July 19, 2021, the Company entered into a Note Purchase Agreement with Catalina LP (“the "Note Purchase Agreement") and issued a secured convertible note (the "Convertible Note") to Catalina LP (“Catalina”), an affiliate of SunStream Bancorp Inc., a joint venture initiative sponsored by Sundial Growers Inc. (Nasdaq: SNDL), pursuant to the Note Purchase Agreement in the principal amount of $25,000. The Convertible Note provided for maturity three years from the date of issuance and interest accrual at a rate of 5% per annum from the date of issuance. Interest on the Convertible Note was payable on a quarterly basis, either in cash or by increasing the principal amount of the Convertible Note, at the Company's election. The Company may, in

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
its sole discretion, prepay any portion of the outstanding principal and accrued and unpaid interest on the Convertible Note at any time prior to the maturity date.

The principal and accrued interest owing under the Convertible Note could be converted at any time by the holder into the Company's common shares, without par value, at a per share price of $13.50. Up to $12,500 in aggregate principal under the Convertible Note could be so converted within one year of issuance, subject to certain additional limitations.
Subject to certain limitations set forth in the Convertible Note, each of the Company and the noteholder could redeem all or a portion of the outstanding principal and accrued interest owing under the Convertible Note into common shares, at a per share price equal to the greater of (x) an 8% discount to the closing price per share on the applicable redemption date or (y) $6.44 (the “Optional Redemption Rate”). Up to $12,500 in aggregate principal under the Convertible Note could be so redeemed within one year of issuance, subject to certain additional limitations.

If the closing price per share of the Company’s common shares on the Nasdaq Capital Market is below $7.00 for 15 consecutive trading days, neither party would be permitted to redeem any portion of the Convertible Note until the closing price per common share has been above $7.00 for 15 consecutive trading days. At any time, including during the time while the holder is restricted from redeeming all or any portion of the Notes, the holder of the Convertible Note could elect to receive cash repayment of principal and accrued interest on the Convertible Note, in an amount not to exceed $3,500 in any 30 consecutive calendar day period, which amount shall be reduced to $2,000 when the principal on the Convertible Note is less than $12,500.

The holder of the Convertible Note would not be entitled to convert any portion of the Convertible Note if, after such conversion, such holder would have beneficial ownership of, and direct or indirect control or direction over, more than 9.99% of the Company’s outstanding common shares.

The Convertible Note was subject to certain events of default. The occurrence of these events of default would give rise to a 5% increase in the interest rate to a total of 10% per annum for as long as the event of default continues and give the holder of the Convertible Note the right to redeem the outstanding principal and accrued interest on the Convertible Note at the Optional Redemption Rate. Certain events of default also require the Company to repay all outstanding principal and accrued interest on the Convertible Note. In addition, in certain circumstances, if the Company failed to timely deliver common shares as required upon conversion or redemption of the Convertible Note, then the Company would be required to pay, on each day that such failure to deliver common shares continues, an amount in cash equal to 0.75% of the product of (x) the number of common shares the Company failed to deliver (on or prior to share delivery deadline and to which holder is entitled) multiplied by (y) any closing trading price of the common shares (selected by the Holder in writing during the period beginning on the applicable Conversion/Redemption Date and ending on the applicable Conversion/Redemption Share Delivery Deadline.) The obligations of the Company under the Note Purchase Agreement were guaranteed by certain of the Company's subsidiaries.

The Company evaluated all settlement possibilities to conclude if the Convertible Note represented an obligation under ASC 480. As of the inception of the Convertible Note, the Company analyzed whether the Share Redemption is predominant based on the likelihood the Convertible Note would settle in accordance with that particular provision, compared to the likelihood of settling under all other possibilities and determined that in order for the Convertible Note to be subject to ASC 480, there must be a 90% likelihood of settlement using a variable number of shares such that the monetary value is substantially fixed. Based upon the overall assessment of settlement possibilities, the Company concluded that the Convertible Note is not subject to ASC 480.

In connection with the 2024 Convertible Note and issuance of common shares upon Convertible Note conversions during year 2021, the Company analyzed the convertible instrument for a beneficial conversion feature in accordance with ASC 470-10 and in accordance to ASC 815. The Company determined it was not a derivative requiring liability treatment and the redemption feature was not bifurcated as a derivative liability, as it was closely related to the host. The Company concluded that during October 2021, the contingency linked to the beneficial conversion factor was met and the beneficial conversion factor with discount on debt was recognized. The Company recorded a beneficial conversion feature of $4,748 in Additional Paid in Capital. The discount created by the beneficial conversion factor was amortized from the date the contingency was met to maturity or earlier redemption date of holder's put. As a result, the Company recorded $3,519 total debt amortization, within Interest expense in the Consolidated Statement of Operations for 2021. The Conversion feature was evaluated under ASC 815 for an embedded derivative and noted that conversion features qualifies for the scope exception for instruments that are indexed to Company's own equity and bifurcation is not required from the host debt instrument.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)

The Company evaluated the guidance for Beneficial Conversion Features ("BCF") per ASC 470. At the commitment date, the fair value of the shares contingently issuable upon conversion was greater than the allocated proceeds and calculated the intrinsic value of conversion feature for the amount of $9,496 which should be recognized in earnings if and when the contingencies are resolved. In establishing the accounting policy for the recognition of this contingent BCF, the Company considered that this settlement is only available to a limited portion of principal ($12,500 convertible in the first year), when price is below $7.00. The second half of the debt becomes convertible when the trading price falls to $7.00 during the second or third year the Convertible Note is outstanding. During 2021, first contingency feature was resolved and BCF for $4,748 was recorded.

Additionally, the Company recorded debt issuance cost of $630 and debt discount of $335, which together total of $965. The discount created by the beneficial conversion factor was amortized from the date the contingency was met to maturity or earlier redemption date of holder's put. These costs are amortized to interest expense over the life of the debt. A portion of the discount was accelerated in proportion to the extent note holder had the right to exercise the contingent put to receive cash repayments on account of principal and accrued Interest.

On January 13, 2022, the Company and Catalina LP entered the First Amendment to the Secured Convertible Note (the "First Amendment Agreement"), amending certain terms of the original Secured Convertible Note issued by the Company to Catalina. The amendment changed the Optional Redemption Price to be the greater of (i) $2.208 ($6.44 in the Original Note); and (ii) an 8% discount to the 4-day lowest volume weighted average trading price (VWAP) of the Common Shares on the Nasdaq Capital Market on each of the three days prior to and including the date of the Optional Redemption Notice (the Original Note provided for an 8% discount to the closing price of the Common Shares on the Original Redemption Date). These amendments were temporary amendments that would have expired on July 19, 2022, at which time the terms of the original note apply with respect to such amendments. The First Amendment Agreement allowed Catalina to elect to receive cash repayment on account of Principal if the closing price per share of the Company’s common shares on the Nasdaq Capital Market is below $2.20 (from $7.00 in the original Secured Convertible Note) on any 10 of the previous 20 trading days. The terms of the Original Note would have applied to redemptions or repayments after July 19, 2022, unless further amended by the parties thereto.

The amendment also added the limitations on redemptions into Common Shares by Catalina as follows: (1) from and after February 1, 2022, Catalina may redeem up to an aggregate amount of $2,000 (the “Base Redemption Amount”) during a calendar month at the Optional Redemption Price; (2) from and after February 1, 2022, Catalina may redeem up to an additional $1,500 (the “Additional Redemption Amount”) during a calendar month at a redemption price that is the greater of (i) $4.60 and (ii) an 8% discount to the 4-day VWAP; and (3) until January 31, 2022, Catalina may redeem up to an aggregate amount of $4,000 (the “Make-Up Base Redemption Amount”) at the Optional Redemption Price; and (4) until January 31, 2022, Catalina may redeem up to an additional $3,000 (the “Make-Up Additional Redemption Amount”) at a redemption price that is the greater of (i) $4.60 and (ii) an 8% discount to the 4-day VWAP. The Company compared the change in fair value of the conversion feature to the pro forma carrying amount and noted that it is more than 10%. The Company accounted for this amendment as a debt extinguishment. The Company also compared the effective conversion price with fair value of the Company's common stock and noted no BCF to be reacquired at the time of extinguishment. As a result, during the three months ended March 31, 2022, the Company recognized a loss on debt extinguishment of $2,263 which included unamortized debt issuance cost and BCF that was evaluated under the terms of the original Catalina LP Secured Convertible note.

At the amendment date, new terms were evaluated for Beneficial Conversion Features ("BCF") per ASC 470 and noted that the fair value of the shares issuable upon conversion was greater than the allocated proceeds. As a result, the Company calculated and recorded the intrinsic value of conversion feature and BCF of $1,749. The Company recognized $1,644 discount created by the BCF for the quarter ended March 31, 2022, accelerating amortization on straight line basis from the date of amendment to the date of payment. No other derivative bifurcation was noted.

In April 2022, the Company fully repaid its 2024 Convertible Note with accrued interest. As a result of the full repayment of the 2024 Convertible Note, the Company recognized the remaining balance of $105 discount created by the BCF for the quarter ended June 30, 2022, within interest expense in the Consolidated Statement of Operations.
The Company repaid principal of $16,719 and accrued interest of $27, for a total amount of $16,746, of the 2024 Convertible Note during the nine months ended September 30, 2022.
During the nine months ended September 30, 2022, the Company issued a total of 1,507,000 common shares upon debt conversion to the noteholder of $3,363 aggregate principal amount.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
As of September 30, 2022, there was no outstanding principal balance, including interest, of the 2024 Convertible Note payable.

Other Borrowings

Portugal Debt

In January 2021, Clever Leaves Portugal Unipessoal LDA borrowed €1,000 ($1,213) (the "Portugal Debt"), from a local lender (the "Portugal Lender") under the terms of its credit line agreement. The Portugal Debt pays interest quarterly at a rate of Euribor plus 3 percentage points. This loan is secured by our mortgaged asset.

For the three months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately €7 ($7) and nil, respectively, and repaid principal of approximately €63 ($63) and nil, respectively, of the Portugal Debt in accordance with the terms of the loan agreement. For the nine months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately €22 ($24) and nil, respectively, and repaid principal of approximately €188 ($200) and nil, respectively, of the Portugal Debt in accordance with the terms of the loan agreement. The outstanding principal balance of the Portugal Debt as of September 30, 2022 and December 31, 2021 was €813 ($1,013) and €1,000 ($1,213), respectively.

Colombia Debt

Ecomedics S.A.S. has entered into loan agreements with multiple local lenders (collectively, the "Colombia Debt"), under which the Company borrowed approximately COP$5,305,800 ($1,295) of mainly working capital loans. The working capital loans are secured by mortgage of our farm land in Colombia as collateral. These loans bear interest at a range of 10.96% to 12.25% per annum denominated in Colombian pesos. The first payment of the principal and interest will be repaid six months after receiving the loan. After the first payment, the principal and interest will be repaid semi-annually.

For the three months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately COP$7,809 ($2) and nil, respectively, and repaid principal of approximately COP$306,822 ($69) and nil, respectively. For the nine months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately COP$259,144 ($67) and nil respectively, and repaid principal of approximately COP$875,664 ($213) and nil, respectively. The outstanding principal balance of the Colombia Debt as of September 30, 2022 and December 31, 2021 was COP$4,035,296 ($890) and COP$4,592,095 ($1,153), respectively.

12. CAPITAL STOCK
Common Shares

As of September 30, 2022 and December 31, 2021, a total of 43,571,444 and 26,605,797 common shares were issued and outstanding, respectively. The increase in share count was primarily the result of shares issuance under the ATM. See Equity Distribution Agreement disclosed below.

In April 2022, the Company fully repaid its 2024 Convertible Note with accrued interest. In connection with the convertible note purchase agreement, the Company issued a total of 1,507,000, shares of common stock upon debt conversion to the noteholder as of September 30, 2022. For more information, refer to Note 11 to our interim financial statements for the period ended of September 30, 2022.

Equity Distribution Agreement

On January 14, 2022, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC, as sales agent (the “Agent”). Under the terms of the Equity Distribution Agreement, the Company may issue and sell its common shares, without par value, having an aggregate offering price of up to $50,000 from time to time through the Agent. The issuance and sale of the common shares under the Equity Distribution Agreement have been made, and any such future sales will be made, pursuant to the Company’s effective registration statement on Form S-3 (File No. 333-262183), which includes an “at-the-market” (“ATM”) offering prospectus supplement (the "Prospectus Supplement"), as amended by Amendment No.1 and Amendment No.2 (defined below).

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)

On March 24, 2022, the Company filed Amendment No. 1 to the Prospectus Supplement ("Amendment No. 1") indicating that it was, at that time, subject to “baby shelf” rules pursuant to Instruction I.B.6. of Form S-3. As such, the Company could not sell more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates, with such aggregate market value calculated using figures from a date or dates, as the case may be, within the preceding 60-days from the date of filing the Annual Report. Pursuant to this baby shelf cap, the Company could not offer to or sell equity securities for more than one-third of its public float, which, limited the aggregate offering price pursuant to the ATM to approximately $18,111.

The Company filed Amendment No. 2 to the Prospectus Supplement (“Amendment No. 2”) on March 28, 2022, to reflect that it was no longer subject to the limitations under General Instruction I.B.6 of Form S-3 and, therefore, in accordance with the terms of the Equity Distribution Agreement, the Company may offer and sell its common shares having an aggregate offering price of up to $46,599 from time to time through the Agent.

Subject to terms of the Equity Distribution Agreement, the Agent is not required to sell any specific number or dollar amount of common shares but has agreed to act as the Company’s sales agent, using commercially reasonable efforts to sell on the Company’s behalf all of the common shares requested by the Company to be sold, consistent with the Agent’s normal trading and sales practices, on terms mutually agreed between the Agent and the Company. The Agent is entitled to compensation under the terms of the Equity Distribution Agreement at a fixed commission rate not to exceed 3.0% of the gross proceeds from each issuance and sale of common shares.

For the three months ended September 30, 2022, the Company had issued and sold 3,947,198 shares pursuant to the ATM offering, for aggregate net proceeds of $4,118, which consisted of gross proceeds of $4,286 and $168 equity issuance costs.

For the nine months ended September 30, 2022, the Company had issued and sold a total of 14,994,765 shares pursuant to the ATM offering, for aggregate net proceeds of $26,341, which consisted of gross proceeds of $27,686 less $1,345 of equity issuance costs.

Warrants

As of September 30, 2022, excluding the Rock Cliff warrants, the Company had 12,877,361 of its public warrants classified as a component of equity and 4,900,000 of its private warrants recognized as liability. Each warrant entitles the holder to purchase one common share at an exercise price of $11.50 per share commencing 30 days after the closing of the Business Combination and will expire on December 18, 2025, at 5:00 p.m., New York City time, or earlier upon redemption. Once the warrants are exercisable, the Company may redeem the outstanding public warrants at a price of $0.01 per warrant if the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company will send the notice of redemption to the warrant holders. The private warrants were issued in the same form as the public warrants, but they (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis at the holder’s option, in either case as long as they are held by the initial purchasers or their permitted transferees (as defined in the warrant agreement). Once a private warrant is transferred to a holder other than an affiliate or permitted transferee, it is treated as a public warrant for all purposes. The terms of the warrants may be amended in a manner that may be adverse to holders with the approval of the holders of at least a majority 50.1% of the then outstanding warrants.

In accordance to ASC 815, certain provisions of private warrants that do not meet the criteria for equity treatment are recorded as liabilities with the offset to additional paid-in capital and are measured at fair value at inception and at each reporting period in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the statement of operations in the period of change.

As of September 30, 2022, the Company performed a valuation of the private warrants and as a result recorded a net gain on remeasurement for the three and nine months ended September 30, 2022, of approximately $196 and $2,009, respectively, in its consolidated statement of operations.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
As of September 30, 2021, the Company performed a valuation of the private warrants and as a result recorded, in the consolidated statement of operations, a net gain on remeasurement for the three months and nine months ended September 30, 2021 of approximately $9,065 and $5,390, respectively, in its consolidated statement of operations.
Herbal Brands Acquisition

In April 2019, the Company issued the Rock Cliff Warrants to purchase 193,402 Clever Leaves Class C convertible preferred shares on a 1:1 basis, at a strike price of $8.79 per share. The fair value of the Rock Cliff Warrants was $717. The warrants can be exercised in part or in whole at any time prior to the expiration date of May 3, 2021, and are not assignable, transferable, or negotiable. The equity classified warrants are amortized to interest expense over the life of the debt. In May 2022, the Company fully repaid the Herbal Brand loan, and as a result, the Company recognized the remaining amortization balance within interest expense in the consolidated statement of operation.

In August 2020 and in connection with the Company's modification to the Herbal Brands Loan, the Company extended the expiration date of the Rock Cliff Warrants to May 3, 2023. Following the closing of the Business Combination and pursuant to the terms, the holder of the Rock Cliff Warrants can purchase 63,597 of the Company's common shares at a strike price of $26.73 per share.

In May 2022, the Company fully repaid the Herbal Brands Loan in the amount of approximately $5,642, including interest and fees, in full satisfaction of Herbal Brands' obligations under the Loan and Security Agreement. As a result of the full repayment of the Herbal Brand Loan, the Company recorded the remaining amortization balance of the Rock Cliff Warrants within interest and amortization of debt issuance cost in the consolidated statement of operation as of June 30, 2022.
During the three and nine months ended September 30, 2022, the Company amortized $nil and $200, respectively, to interest expense.

During the three and nine months ended September 30, 2021, the Company amortized $38 and $113, respectively, to interest expense.

13. GENERAL AND ADMINISTRATION
The components of general and administrative expenses were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Salaries and benefits	$3,280	$3,838	$11,685	$10,824
Office and administration	1,201	1,356	3,561	3,822
Professional fees	517	858	3,596	4,665
Share based compensation	958	3,264	2,606	8,137
Rent	257	337	1,047	994
Other (a)	(126)	963	(134)	939
Total	$6,087	$10,616	$22,361	$29,381
(a) For the three and nine months ended September 30, 2021, the Company reclassified $454 and $1,037, respectively, research and development ("R&D") expenses, reported in the previous periods in other general & administrative expense to R&D expense, as presented on the Consolidated Statement of Operations, to conform to the current period presentation.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
14. RESTRUCTURING EXPENSE

The Company has been reviewing, planning and implementing various strategic initiatives targeted principally at reducing costs, enhancing organizational efficiency and optimize its business model. As part of this process, the Company recorded a restructuring charge of approximately $4,008 related to asset write off, severance, and other related costs during the three months ended March 31, 2022.

Asset write off – With the recent passage of Regulation 227 in February 2022 and the Joint Resolution 539 of 2022 by the Colombian Government in April 2022, the Company will be able to export cannabis flower for medicinal use. With this significant new opportunity opening up, the Company evaluated its current production capacity for cannabis extracts and thus identified the need to scale back on some of the extraction capacity and related assets. Excess assets, including a large extractor, was identified and abandoned for a total of $2,773 during the three months ended March 31, 2022.

Reduction-in-workforce - The Company approved plans to reduce its workforce in various departments across multiple geographies to effectively align its resources and manage operating costs, which resulted in a total charge of approximately $1,235 of severance costs for the three months ended March 31, 2022 related to the workforce reductions. As of September 30, 2022, the Company paid $473 and reversed $217 of the total $1,235 of severance costs. At September 30, 2022, the balance of $546 of accrued termination related costs remained outstanding as part of "Other long-term liabilities" on our consolidated statement of financial position.

15. SHARE-BASED COMPENSATION

Stock-Based Compensation Plans

The Company's 2018 Equity Incentive Plan, 2020 Equity Incentive Plan and Earnout Plan are described in the Company's 2021 Form 10-K.

Share-Based Compensation Expense

The following table summarizes the Company's share-based compensation expense for each of its awards, included in the Consolidated Statements of Operations for the three and nine months ended September 30, 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Share-based compensation award type:
Stock Options	$66	$283	$336	$1,005
RSUs	892	2,981	2,270	7,132
Total Shared Based Compensation Expense	$958	$3,264	2,606	8,137

The Company recognized share-based compensation expense in general and administrative expense.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)

Stock Options

The following table is a summary of options activity for the Company’s equity incentive plans for the nine months ended September 30, 2022:

	Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance as at December 31, 2021	784,193	$5.91	3.68	$—
Granted	23,114	2.16	7.25	—
Exercised	(158,882)	0.24	—	$130
Forfeited	(54,427)	7.54	—	—
Expired	(158,104)	5.91	—	—
Balance as of September 30, 2022	435,894	$7.21	2.71	$—
Vested and expected to vest as of September 30, 2022	425,361	$7.13	2.74	$—
Vested and exercisable as of September 30, 2022	318,079	$6.81	2.15	$—

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for all stock options that had exercise prices lower than the fair value of the Company’s common shares.

The weighted-average grant-date fair value per share of stock-options granted during the nine months ended September 30, 2022 and 2021 was $1.95 and $9.97, respectively.

The share-based compensation expense related to unvested stock options awards not yet recognized as of September 30, 2022 and December 31, 2021, was $561 and $1,414, respectively, which is expected to be recognized over a weighted average period of 1.2 and 1.4 years, respectively.

Restricted Share Units
Time-based Restricted Share Units
The fair value for time-based RSUs is based on the closing price of the Company’s common shares on the grant date.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
The following table summarizes the changes in the Company’s time-based restricted share unit activity during the nine months ended September 30, 2022:

	Restricted Share Units	Weighted-Average Grant Date Fair Value
Non-vested as of December 31, 2021	502,701	$10.93
Granted	2,004,324	2.53
Vested	(276,921)	9.19
Canceled/forfeited	(648,385)	3.44
Non-vested as of September 30, 2022	1,581,719	$3.66

Market-based Restricted Share Units

The Company has previously granted RSUs with both a market condition and a service condition (market-based RSUs) to the Company’s employees. No such market-based RSUs were granted during the nine months ended September 30, 2022. The market-based condition for these awards requires that (i) the Company’s common shares maintain a closing price equal to or greater than $12.50 for any 20 trading days within any consecutive 30 trading day period on or before December 18, 2022 (which condition was met on March 16, 2021) or (ii) the Company's common shares maintain a closing price equal to or greater than $15.00 for any 20 trading days within any consecutive 30 trading day period on or before December 18, 2024. Provided that the market-based condition is satisfied, and the respective employee remains employed by the Company, the market-based restricted share units will vest in four equal annual installments on the applicable vesting date.

The following table presents the weighted-average assumptions used in the Monte Carlo simulation model to determine the fair value of the market-based restricted share units granted in the nine months ended September 30, 2022:

Weighted Average Assumptions
Grant date share price	$2.53
Risk-free interest rate	1.6%
Expected dividend yield	0.0%
Expected volatility	75%
Expected life (in years)	2.54 - 2.36

The following table summarizes the changes in the Company’s market-based restricted share unit activity during the nine months ended September 30, 2022:

	Restricted Share Units	Weighted-Average Grant Date Fair Value
Non-vested as of December 31, 2021	1,073,331	$12.94
Granted	—	—
Vested	(35,268)	13.91
Canceled/forfeited	(305,955)	12.84
Non-vested as of September 30, 2022	732,108	$12.93

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
16. REVENUE

The Company’s policy is to recognize revenue at an amount that reflects the consideration that the Company expects that it will be entitled to receive in exchange for transferring goods or services to its customers. The Company’s policy is to record revenue when control of the goods transfers to the customer. The Company evaluates the transfer of control through evidence of the customer’s receipt and acceptance, transfer of title, the Company’s right to payment for those products and the customer’s ability to direct the use of those products upon receipt. Typically, the Company’s performance obligations are satisfied at a point in time, and revenue is recognized, either upon shipment or delivery of goods. In instances where control transfers upon customer acceptance, the Company estimates the time period it takes for the customer to take possession and the Company recognizes revenue based on such estimates. The transaction price is typically based on the amount billed to the customer and includes estimated variable consideration where applicable.

Disaggregation of Revenue
Refer to Note 17 Segment Reporting to our interim financial statements for the period ended of September 30, 2022 for disaggregation of revenue data.

Contract Balances

The timing of revenue recognition, billing and cash collections results in billed accounts receivable and deferred revenue primarily attributable to advanced customer payment, on the Consolidated Statements of Financial Position. Accounts receivables are recognized in the period in which the Company's right to the consideration is unconditional. The Company's contract liabilities consist of advance payment from a customer, which is classified on the Consolidated Statements of Financial Position as current and non-current deferred revenue.

As of September 30, 2022, the Company's deferred revenue, included in current liabilities was $1,280. The Company had no deferred revenue, included in non-current liabilities as of September 30, 2022.
As of December 31, 2021, the Company's deferred revenue, included in current and non-current liabilities was $653 and $1,548, respectively.
17. SEGMENT REPORTING
Operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Company’s Chief Executive Officer, “CEO”) in deciding how to allocate resources and in assessing the Company’s performance.
Operating segments for the Company are organized by product type and managed by segment managers who are responsible for the operating and financial results of each segment. Due to the similarities in the manufacturing and distribution processes for the Company’s products, much of the information provided in these consolidated financial statements and the footnotes to the consolidated financial statements, is similar to, or the same as, that information reviewed on a regular basis by the Company’s CEO.

The Company’s management evaluates segment profit/loss for each of the Company’s operating segments. The Company defines segment profit/loss as income from continuing operations before interest, taxes, depreciation, amortization, share-based compensation expense, gains/losses on foreign currency fluctuations, gains/losses on the early extinguishment of debt and miscellaneous expenses. Segment profit/loss also excludes the impact of certain items that are not directly attributable to the reportable segments’ underlying operating performance. Such items are shown below in the table reconciling segment profit/(loss) to consolidated income/(loss) from continuing operations before income taxes. The Company does not have any material inter-segment sales. Information about total assets by segment is not disclosed because such information is not reported to or used by the Company’s CEO. Segment goodwill and other intangible assets, net, are disclosed in Note 9 and Note 8, respectively.
As of September 30, 2022, the Company’s operations were organized in the following two reportable segments:
1.The Cannabinoid operating segment: comprised of the Company’s cultivation, extraction, manufacturing and commercialization of cannabinoid products. This operating segment is in the early stages of commercializing

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
cannabinoid products internationally pursuant to applicable international and domestic legislation, regulations, and other permits. The Company’s principal customers and sales for its products are primarily outside of the U.S.
2.Non-Cannabinoid operating segment: comprised of the brands acquired as part of the Herbal Brands acquisition in April 2019. The segment is engaged in the business of formulating, manufacturing, marketing, selling, distributing, and otherwise commercializing nutraceuticals and other natural remedies, wellness products, detoxification products, nutraceuticals, and nutritional and dietary supplements. The Company’s principal customers for its Herbal Brands products include mass retailers, specialty and health retailer and distributors in the U.S.

The following table is a comparative summary of the Company’s net sales and segment profit by reportable segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Segment Net Sales:
Cannabinoid	$979	$875	$4,269	$2,131
Non-Cannabinoid	2,326	3,156	8,917	9,049
Total net sales	3,305	4,031	13,186	11,180

Segment Profit (Loss):
Cannabinoid	$(4,395)	$(4,391)	$(17,421)	$(10,859)
Non-Cannabinoid	95	551	1,109	1,797
Total segment loss	$(4,300)	$(3,840)	$(16,312)	$(9,062)

Reconciliation:
Total segment loss	$(4,300)	$(3,840)	$(16,312)	$(9,062)
Unallocated corporate expenses	(1,425)	(2,243)	(6,802)	(8,416)
Non-cash share-based compensation	(958)	(3,264)	(2,606)	(8,137)
Depreciation and amortization	(508)	(337)	(1,562)	(1,440)
Intangible asset impairment	(19,000)	—	(19,000)	—
Loss from operations	$(26,191)	$(9,684)	$(46,282)	$(27,055)

Loss (gain) on debt extinguishment, net	—	(3,375)	2,263	(3,375)
Gain on remeasurement of warrant liability	(196)	(9,065)	(2,009)	(5,390)
Gain on investment	—	—	(6,851)	—
Foreign exchange loss	768	298	1,420	1,137
Interest (income) expense and amortization of debt issuance cost	(51)	485	2,719	2,383
Other expense (income), net	101	964	111	(123)
(Loss) Income before income tax	$(26,813)	$1,009	$(43,935)	$(21,687)

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
The following table disaggregates the Company’s revenue by channel for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Mass retail	$2,008	$1,958	$7,243	$5,567
Distributors	927	1,650	4,250	4,330
Specialty, health and other retail	282	277	1,234	852
E-commerce	88	146	459	431
Total	$3,305	$4,031	$13,186	$11,180

The following table represents the Company's revenues attributed to countries based on location of customer:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
United States	$2,228	$3,130	$8,736	$9,022
Israel	116	$226	$1,139	$424
Australia	333	501	1,017	1,141
Brazil	249	1	1,169	147
Germany	360	25	912	25
Other	19	148	213	421
Total	$3,305	$4,031	$13,186	$11,180
During the nine months ended September 30, 2022 and 2021, the majority of the Company's net sales for the non-cannabinoid segment were in the U.S., with approximately $8.7 million of non-cannabinoid net sales.

	Percentage of Revenues				Percentage of Accounts Receivable
	Three Months Ended September 30,		Nine Months Ended September 30,		September 30,	December 31,
	2022	2021	2022	2021	2022	2021
Customer A	*	*	*	*	24%	*
Customer B (a)	17%	15%	12%	17%	10%	25%
Customer C (b)	*	*	*	*	20%	18%
Customer E (b)	*	*	*	*	13%	*
* denotes less than 10%

(a) net sales attributed are reflected in the non-cannabinoid segments
(b) net sales attributed are reflected in the cannabinoid segments

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)

	September 30, 2022	December 31, 2021
Long-lived assets
Colombia	$16,722	$18,950
Portugal	12,087	11,733
Other(a)	187	249
Total	$28,996	$30,932
(a)“Other” includes long-lived assets primarily in the U.S.
Long-lived assets consist of the Company's property plant and equipment assets.

18. NET (LOSS) INCOME PER SHARE
Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the year, without consideration for common share equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding for the year determined using the treasury-stock method. For purposes of this calculation, common share warrants and stock options are considered to be common share equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive.

The following table sets forth the computation of basic and diluted net loss and the weighted average number of shares used in computing basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Numerator:
Net (loss) Income	$(20,163)	$995	$(37,349)	$(21,726)

Denominator:
Weighted-average common shares outstanding - basic and diluted	42,222,564	25,755,972	36,633,222	25,466,404

Net (loss) income per common share- basic and diluted	$(0.48)	$0.04	$(1.02)	$(0.85)

The Company's potentially dilutive securities, which include common stock, warrants, stock options, and unvested restricted stock have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders is the same.

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
The Company excluded the following potential common shares, presented based on amounts outstanding as of September 30, 2022 and 2021, from the computation of diluted net loss per share attributable to common shareholders because including them would have had an anti-dilutive effect:

	September 30, 2022	September 30, 2021

Common stock warrants	17,840,951	17,840,951
SAMA earnout shares	570,211	570,211
Stock options	435,894	792,646
Unvested restricted share units	2,313,827	1,846,670
Total	21,160,883	21,050,478

19. LEASES

On January 1, 2022, we adopted the accounting standard ASC 842, Leases, using the modified retrospective method. We elected this adoption date as our date of initial application. As a result, we have not updated financial information related to, nor have we provided disclosures required under ASC 842 for, periods prior to January 1, 2022. The primary changes to our policies relate to recognizing most leases on our statement of financial position as liabilities with corresponding right-of-use ("ROU") assets.

The Company has entered into agreements under which we lease various real estate spaces in North America, Europe and Latin America, under non-cancellable leases that expire on various dates through calendar year 2029. Some of our leases include options to extend the term of such leases for a period from 12 months to 60 months, and/or have options to early terminate the lease. Some of our leases require us to pay certain operating expenses in addition to base rent, such as taxes, insurance and maintenance costs.

As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment.

Practical Expedients

The modified retrospective approach included a package of optional practical expedients that we elected to apply. Among other things, these expedients permitted us not to reassess prior conclusions regarding lease identification, lease classification and initial direct costs under ASC 842. The Company does not separate lease and non-lease components in determining ROU assets or lease liabilities for real estate leases. Additionally, the Company does not recognize ROU assets or lease liabilities for leases with original terms or renewals of one year or less.

	Financial Statement Classification	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Operating lease costs:
Operating lease costs-Fixed	General and administrative	$238	$1,026
Operating lease costs-Variable	General and administrative	$39	$61
Short term lease costs	General and administrative	$38	$139
Sub-lease income	General and administrative	$(59)	$(179)
Operating lease costs	Inventory	$154	$154
Total lease costs		$410	$1,201
The table above includes amounts relating to the Company's lease costs, which includes net costs recognized in our operating expenses during the period, including amounts capitalized as part of the costs of Inventory, in accordance to ASC 330. Variable

CLEVER LEAVES HOLDINGS INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts and where otherwise noted)
lease costs primarily include maintenance, utilities and operating expenses that are incremental to the fixed base rent payments and are excluded from the calculation of operating lease liabilities and ROU assets. For the three and nine months ended September 30, 2022, cash paid for amounts associated with our operating lease liabilities were approximately $457 and $1,354, respectively, which were classified as operating activities in the consolidated statement of cash flows.

The following table shows our undiscounted future fixed payment obligations under our recognized operating leases and a reconciliation to the operating lease liabilities as of September 30, 2022:

Leases and a reconciliation to the operating lease liabilities as of September 30, 2022
Remainder of Year 2022	$474
2023	1,487
2024	832
2025	281
2026	131
Thereafter	213
Total future fixed operating lease payments	$3,418

Less: Imputed interest	$421
Total operating lease liabilities	$2,997

Weighted-average remaining lease term - operating leases	2.79
Weighted-average discount rate - operating leases	9.2%

Due to our election to apply the effective date method of adoption for ASC 842, we have included the following additional disclosure under our historical lease accounting under ASC 840.

As of December 31, 2021, future minimum lease payments under non-cancelable operating lease were as follows

Lease Commitments
2022	$1,910
2023	1,562
2024	845
2025	337
2026	152
Thereafter	286
Total	$5,092

20. SUBSEQUENT EVENTS

No events have occurred subsequent to the balance sheet date and through the date of this filing that would require adjustment to or disclosure in the financial statements.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Amounts in thousands of U.S. dollars, except as otherwise noted.
Our Company
We are a multi-national operator in the botanical cannabinoid and nutraceutical industries, with operations and investments in Colombia, Portugal, Germany the United States and Canada. We are working to develop one of the industry’s leading, low-cost global business-to-business supply chains with the goal of providing high quality, pharmaceutical grade cannabis and wellness products to customers and patients at competitive prices produced in a sustainable and environmentally friendly manner. Our customers consist of retail distributors and pharmaceutical and cannabis companies.

We have invested in ecologically sustainable, large-scale, botanical cultivation and processing, as the cornerstone of our medical cannabinoid business, and we continue to develop strategic distribution channels and brands. We currently own approximately 2.1 million square feet of greenhouse cultivation capacity across two continents and approximately 15 million square feet of agricultural land. In addition, our pharmaceutical-grade extraction facility is capable of processing 104,400 kilograms of dry flower per year.
In July 2020, we became one of a small number of vertically integrated cannabis companies to receive EU GMP certifications for our Colombian operations. We believe this certification provides us with one of the largest licensed capacities for cannabis cultivation and cannabinoid extraction globally, while our strategically located operations allow us to produce our products at a fraction of the average cost of production incurred by our peers in Canada and the United States.
In addition to the cannabinoid business, we are also engaged in the non-cannabinoid business of formulating, manufacturing, marketing, selling, distributing, and otherwise commercializing nutraceutical and other natural remedies and wellness products, to more than 20,000 retail locations across the United States, through our wholly owned subsidiary Herbal Brands, Inc. (“Herbal Brands”). Herbal Brands has an Arizona based GMP-compliant, Food and Drug Administration (“FDA”) registered facility and is a national distributor of nutraceutical products. Along with nutraceutical products, after conducting research and development on variety of CBD products, Herbal Brands launched its first consumer brand, Joysol, to include cannabinoids (CBD) for distribution through its existing distribution channels in January 2022. Herbal Brands’ nationwide customer base provides a platform we intend to leverage for greater potential cannabinoid distribution in the future, should U.S. federal laws change and regulations permit.
Our business model is focused on partnering with leading and emerging cannabis and pharmaceutical businesses by providing them with lower cost product, variable cost structures, reliable supply throughout the year, and accelerated speed to market. We believe this is achievable due to our production locations, capacity, product registrations and various product certifications.
We manage our business in two segments: the Cannabinoid and Non-Cannabinoid segments.
1.The Cannabinoid operating segment is comprised of our cultivation, extraction, manufacturing, commercialization, and distribution of cannabinoid products. This operating segment is in the early stages of commercializing cannabinoid products internationally subject to applicable international and state laws and regulations. Our customers and sales for our cannabinoid segment products are mostly outside of the United States.
2.The Non-Cannabinoid operating segment is comprised of the brands and manufacturing assets acquired as part of our acquisition of Herbal Brands. The segment is engaged in the business of formulating, manufacturing, marketing, selling, distributing, and otherwise commercializing wellness products and nutraceuticals. Our principal customers for the Herbal Brands products include specialty and health retailers, mass retailers and specialty and health stores in the United States.

Factors Impacting our Business
We believe that our future success will primarily depend on the following factors:
Globalization of the industry. Due to our MNO model focused on geographic diversification, which distinguishes us from many of our competitors and allows us to scale our production in low-cost regions of the world, we believe we are well positioned to capitalize in markets where the medical cannabis and hemp industry offers a reasonably regulated and free flow of goods across national boundaries. While certain countries, such as Canada, have historically not welcomed imported cannabis or hemp products for commercial purposes, other countries, such as Germany, Brazil and Israel, depend primarily on imports.
Global medical market expansion. We believe that we are well-positioned to capitalize on expansion of global cannabis markets, as more legal medical cannabis geographies emerge. Medical cannabis is now authorized at the national or federal level in over 41 countries, and more than half of these countries have legalized or introduced significant reforms to their cannabis-use laws to broaden the scope of permitted medical uses beyond the original parameters. Over the past three years, we have established regional operations in Colombia, Portugal, Germany, the United States and Canada, and we have invested significant resources in personnel and partnerships to build the foundation for new export channels.
Product development and innovation. Because of the rapid evolution of the cannabis industry, the disparate regulations across different geographies, and the time required to develop and validate pharmaceutical-grade products, the pace at which we can expand our portfolio of products and formulations will impact market acceptance for our products. To increase our output while maintaining or reducing unit costs, we may need to enhance our cultivation, extraction, and other processing methods. We believe our focus on the production of proprietary and exclusive products or formulations that comply with stringent regulations, or that result in enhanced benefits for patients or consumers, could create advantages in various markets.
Regulatory expertise and adaptation. As more markets welcome the importation of cannabis or hemp products for commercial purposes, which requires navigating and complying with the strict and evolving cannabis regulations across the different geographies, we believe that we are well positioned to expand in these markets. We have built a global regulatory team that is experienced in developing good relationships with regulatory agencies and governments that govern and shape the cannabis industry in their respective jurisdictions. Key expertise includes complying with and securing quotas, product approvals, export permits, import permits and other geographic specific licenses.
Strategically expanding productive capacity and manufacturing capabilities. It is beneficial to have low operating costs and to control the production process to generate consistency and quality on a large scale. As we expand into new markets and grow our presence in existing markets, we expect significant investments in cultivation and processing will be required, which may necessitate additional capital raises. We also aim to increase productive capacity through innovation in cultivation or processing methods, improving yields and output levels of our existing assets. While we believe our core cultivation and extraction operations in Colombia are adequately sized for our current business operations, as our cannabis sales grow and expand to flower products, we plan to expand our operations and invest in advanced processing or finished good manufacturing capabilities, particularly in Colombia and Portugal.
Key Operating Metrics
We use the following key operating metrics to evaluate our business and operations, measure our performance, identify trends affecting our business, project our future performance and make strategic decisions. Other companies, including companies in our industry, may calculate key operating metrics with similar names differently, which may reduce their usefulness as comparative measures.
The following table presents select operational and financial information of the Cannabinoid segment for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,
Operational information:	2022	2021 (d)	Change
(In $000s, except kilogram and per gram data)
Kilograms (dry flower) harvested (a)	1,936	17,304	(15,368)	(89)%
Costs to produce (b)	$2,195	$2,597	$(402)	(15)%
Costs to produce per gram	$1.13	$0.15	$0.98	N/M

Selected financial information:
Revenue	$979	$875	$104	12%
Kilograms sold (c)	758	2,687	(1,929)	(72)%
Revenue per grams sold	$1.29	$0.33	$0.97	291%
N/M: Not a meaningful percentage

	Nine Months Ended September 30,
Operational information:	2022	2021 (d)	Change
(In $000s, except kilogram and per gram data)
Kilograms (dry flower) harvested (a)	10,531	44,327	(33,796)	(76)%
Costs to produce (b)	$7,610	$7,582	$28	—%
Costs to produce per gram	$0.72	$0.17	$0.55	322%

Selected financial information:
Revenue	$4,269	$2,131	$2,138	100%
Kilograms sold (c)	6,942	7,564	(622)	(8)%
Revenue per grams sold	$0.61	$0.28	$0.33	118%
_______________
(a)Kilograms (dry flower) harvested - represents the weight of dried plants post-harvest both for sale and for research and development purposes. This operating metric is used to measure the productivity of our farms.
(b)Costs to produce - includes costs associated with cultivation, extraction, depreciation, quality assurance and supply chain related to kilograms (dry flower) harvested.
(c)Kilograms sold - represents the amount in kilograms of product sold in dry plant equivalents. Extract is converted to dry plant equivalent for purposes of this metric.
(d)Prior year information was revised to conform to the current period presentation.
During the three months ended September 30, 2022 and 2021 we sold 758 and 2,687 kilograms, respectively, of dry flower equivalent. For the three months ended September 30, 2022, our Cannabinoid segment sales were primarily in Australia, Germany and Brazil. The decrease in sale of dry flower equivalent for the Cannabinoid segment was primarily due the seasonality of our sales.
During the nine months ended September 30, 2022 and 2021 we sold 6,942 and 7,564 kilograms, respectively, of dry flower equivalent. For the nine months ended September 30, 2022, our Cannabinoid segment sales were primarily in Australia, Israel, Germany and Brazil. The decrease in sale of dry flower equivalent for the Cannabinoid segment was primarily due to seasonality of our sales.

We harvested 1,936 kilograms of cannabinoids in the three months ended September 30, 2022, as compared to 17,304 kilograms in the three months ended September 30, 2021. The decrease was attributable to a decrease in our planned production capacity at our Colombia and Portugal facilities to manage inventory levels.

We harvested 10,531 kilograms of cannabinoids in the nine months ended September 30, 2022, as compared to 44,327 kilograms in the nine months ended September 30, 2021. The decrease was primarily attributable to a decrease in our planned productions capacity at our Colombia and Portugal facilities to manage inventory levels.

Costs to produce were approximately $1.13 per gram of dry flower equivalent for the three months ended September 30, 2022, as compared to $0.15 per gram of dry flower equivalent for the three months ended September 30, 2021. The increase was primarily driven by our significantly reduced agricultural output in Colombia and Portugal and continued extraction processing costs on current inventory in Colombia, as well as expenses associated with our ramping cultivation capacity in Portugal.

Costs to produce were approximately $0.72 per gram of dry flower equivalent for the nine months ended September 30, 2022, as compared to $0.17 per gram of dry flower equivalent for the nine months ended September 30, 2021. The increase was primarily driven by our significantly reduced agricultural output in Colombia and continued extraction processing costs on current inventory in Colombia, as well as expenses associated with our ramping cultivation capacity in Portugal.
Recent Developments

Portugal EU-GMP Certification

In November 2022, the Company was granted EU-GMP certification by the Portuguese Health Authority (INFARMED, I.P.), for our post-harvest facility in Portugal, to manufacture dried cannabis flower as an active pharmaceutical ingredient and as finished product. The EU-GMP certification is required for the registration and marketing of medicinal cannabis products in Europe and represents an important step toward broadening the Company's ability to reach European patients with its own products. Additionally, the certification will bolster the Company's commitment to supporting other cannabis companies in the region by providing a platform for achieving the necessary GMP standard for expansion into the European market.

Bid Price Deficiency
On September 29, 2022, Company received a notice (the “Notice”) from the Listing Qualifications department of Nasdaq notifying the Company that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between August 17, 2022 through September 28, 2022, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Notice also indicated that the Company may be granted an additional 180 calendar days, or until March 28, 2023 (the “Compliance Period”), to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

In order to regain compliance with Nasdaq’s minimum bid price requirement, the Company’s common shares must maintain a minimum closing bid price of at least $1.00 for a minimum of ten consecutive business days during the Compliance Period. As noted above, in the event the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for additional time to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse share split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s common shares will be subject to delisting.

The Company is actively monitoring the bid price for its common shares and will consider available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirement

Licensing Requirement - Decree 811

The Colombian government passed Decree 811 in late July 2021, which replaced Decree 613. Decree 811 removed the prohibition contained in Decree 613 to export cannabis flowers. In February 2022, the Colombian government passed Regulation 227, which defines the procedures to begin cultivating cannabis for exporting the flower for medicinal use. Later, in April 2022, a joint resolution 539 was passed, which allows us to export cannabis flower for medicinal use.

2024 Convertible Note Settlement

On April 5, 2022, the Company repaid to Catalina LP (“Catalina” or the "Holder”) an amount equal to $13,246, in full satisfaction of the aggregate amount outstanding, including accrued interest, under the Secured Convertible Note (the “Convertible Note”) issued pursuant to the Note Purchase Agreement, dated July 19, 2021, between the Company and Catalina, as amended on January 13, 2022 (the “Note Purchase Agreement”). As a result of the repayment, all outstanding indebtedness and obligations of the Company owing to Catalina under the Note Purchase Agreement and Convertible Note have been paid in full.

Pursuant to the repayment and termination of the Convertible Note, our ancillary agreements, including the Guarantee made by Clever Leaves International, Inc., 1255096 B.C. Ltd., NS US Holdings, Inc., Herbal Brands, Inc., Northern Swan International, Inc., Northern Swan Management, Inc., Clever Leaves US Inc., Northern Swan Deutschland Holdings, Inc. and Northern Swan Portugal Holdings, Inc., in favor of Catalina, and the pledge agreements made in favor of Catalina by us, Clever Leaves International, Inc., 1255096 B.C. Ltd. and Clever Leaves US Inc., each dated as of July 19, 2021, in respect of the shares of Clever Leaves International Inc., 1255096 B.C. Ltd., Northern Swan International, Inc., Clever Leaves US, Inc., and NS US Holdings, Inc. were concurrently terminated.

Herbal Brands Loan Settlement

On May 2, 2022, the Company fully repaid its outstanding indebtedness and obligations under the Herbal Brand's Loan and Security Agreement in the aggregate principal amount of $5,592, accrued and unpaid interest of $47 and aggregate fees of $3, in full satisfaction of Herbal Brands' obligations under the Loan and Security Agreement (the “Payoff”). Notwithstanding the

provisions of the Loan and Security Agreement, no Back-End Fee (as defined in the Loan and Security Agreement) was due in connection with the Payoff. In addition, in connection with the Payoff, all liens, guarantees and encumbrances under the Loan and Security Agreement were released.
Impact of COVID-19 Pandemic

We expect our operations to continue to be affected by the ongoing outbreak of the 2019 coronavirus disease (“COVID-19”), which was declared a pandemic by the WHO in March 2020. The spread of COVID-19 has severely impacted many economies around the globe. In many countries, including those where we operate, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions and we have taken steps to obtain financial assistance made available from jurisdictional governments, however we expect our future financial performance to continue to be impacted and result in a delay of certain of our go-to-market initiatives.

More recently, other, more infectious, variants of COVID-19 have been identified, which continue to spread throughout the U.S. and worldwide. We could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the current COVID-19 pandemic. Since the onset of the global pandemic in 2020, we have been closely monitoring the spread of COVID-19 and its variants, and plan to continue taking steps to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and actions taken by governmental and health authorities to address the COVID-19 pandemic. The spread of COVID-19 caused us to modify our business practices, including implementing a temporary global work from home policy in March 2020 for all employees who were able to perform their duties remotely and temporarily restricting all nonessential business travel, and we expect to continue to take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, the customers we serve and other business partners in light of COVID-19 and variants thereof. Where and to the extent permitted to be open under local regulations, our office sites are operational with appropriate safety precautions based on vaccination rates and local guidance. The effects of the COVID-19 pandemic continue to evolve and, at this time, we cannot predict when certain restrictions that remain in place to protect our employees and customers will no longer be needed. Recognizing that local conditions vary for our offices around the world and that the trajectory of the virus continues to be uncertain, we may adjust our plans for employees returning to our offices as deemed necessary. Since early 2021, global vaccination efforts have been underway to control the pandemic. However, due to the speed and fluidity with which the COVID-19 pandemic continues to evolve, and the emergence of highly contagious variants, we do not yet know the full extent of the impact of COVID-19 on our business operations. The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, including the effectiveness of vaccination and booster vaccination campaigns, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining a strong balance sheet, liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from a business and financial perspective relating to COVID-19 and variants thereof. For additional information related to the actual or potential impacts of COVID-19 on our business, please read Part I, Item 1A, "Risk Factors" of the 2021 Form 10-K.

Equity Distribution Agreement

On January 14, 2022, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC, as sales agent (the “Agent”). Under the terms of the Equity Distribution Agreement, we may issue and sell our common shares, without par value, having an aggregate offering price of up to $50,000 from time to time through the Agent. The issuance and sale of the common shares under the Equity Distribution Agreement have been made, and any such future sales will be made, pursuant to our effective registration statement on Form S-3 (File No. 333-262183), which includes an “at-the-market” (“ATM”) offering prospectus supplement (the “Prospectus Supplement”), as amended by Amendment No. 1 and Amendment No. 2 (defined below).

On March 24, 2022, we filed Amendment No. 1 to the Prospectus Supplement (“Amendment No. 1”) indicating that we were, at that time, subject to “baby shelf” rules pursuant to Instruction I.B.6. of Form S-3. As such, we could not sell more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates, with such aggregate market value calculated using figures from a date or dates, as the case may be, within the preceding 60-days from the date of filing the Annual Report. Pursuant this baby shelf cap, we could not offer to or sell equity securities for more than one-third of our public float, which limited the aggregate offering price pursuant to the ATM to approximately $18,111.

We filed Amendment No. 2 to the Prospectus Supplement (“Amendment No. 2”) on March 28, 2022, to reflect that we were no longer subject to the limitations under General Instruction I.B.6 of Form S-3 and, therefore, in accordance with the terms of the Equity Distribution Agreement, we may offer and sell our common shares having an aggregate offering price of up to $46,599 from time to time through the Agent.

For the three months ended September 30, 2022, the Company had issued and sold 3,947,198 shares pursuant to the ATM offering, for aggregate net proceeds $4,118, which consisted of gross proceeds of $4,286 and $168 equity issuance costs.

For the nine months ended September 30, 2022, the Company had issued and sold a total of 14,994,765 shares pursuant to the ATM offering, for aggregate net proceeds of 26,341, which consisted of gross proceeds of $27,686 and $1,345 equity issuance costs.

Components of Results of Operations
Revenue — in our Cannabinoid segment, revenue is primarily comprised of sales of our cannabis products, which currently include cannabidiol isolate, full spectrum and standardized extracts. In our Non-Cannabinoid segment, revenue is primarily composed of sales of our nutraceutical products to our retail customers. As we continue to grow our cannabinoid sales operations, our main revenues are derived from our Herbal Brands business.
Cost of Sales — in our Cannabinoid segment, cost of sales is primarily composed of pre-harvest, post-harvest and shipment and fulfillment costs. Pre-harvest costs include labor and direct materials to grow cannabis, which includes water, electricity, nutrients, integrated pest management, growing supplies and allocated overhead. Post-harvest costs include costs associated with drying, trimming, blending, extraction, purification, quality testing and allocated overhead. Shipment and fulfillment costs include the costs of packaging, labelling, courier services and allocated overhead. Total cost of sales also includes cost of sales associated with accessories and inventory adjustments. In our Non-Cannabinoid segment, cost of sales primarily includes raw materials, labor, and attributable overhead, as well as packaging labelling and fulfillment costs.
Operating Expenses — We classify our operating expenses as general and administrative, sales and marketing, and research and development expenses.
•General and administrative expenses include salary and benefit expenses for employees, other than in sales and marketing and research and development, including share-based compensation, costs of legal expenses, professional services, general liability insurance, rent and other office and general expenses.
•Sales and marketing expenses consist primarily of services engaged in marketing and promotion of our products and costs associated with initiatives and development programs and salary and benefit expenses for certain employees.
•Research and development expenses primarily consist of salary and benefit expenses for employees engaged in research and development activities, as well as other general costs associated with R&D activities.

Results of Operations

Three and nine months ended September 30, 2022 compared to three and nine months ended September 30, 2021

Consolidated Statements of Operations
(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$3,305	$4,031	$13,186	$11,180
Cost of sales	(3,025)	(2,100)	(9,564)	(5,341)
Gross Profit	280	1,931	3,622	5,839

Expenses
General and administrative expenses	6,087	10,616	22,361	29,381
Sales and marketing expenses	615	208	2,076	1,036
Research and development	343	454	1,114	1,037
Restructuring expenses	(82)	—	3,791	—
Intangible asset impairment	19,000	—	19,000	—
Depreciation and amortization expenses	508	337	1,562	1,440
Total expenses	26,471	11,615	49,904	32,894

Loss from operations	(26,191)	(9,684)	(46,282)	(27,055)

Other Expense (Income), net
Interest (income) expense and amortization of debt issuance cost	(51)	485	2,719	2,383
Gain on remeasurement of warrant liability	(196)	(9,065)	(2,009)	(5,390)
Gain on investment	—	—	(6,851)	—
Loss (gain) on debt extinguishment, net	—	(3,375)	2,263	(3,375)
Foreign exchange loss	768	298	1,420	1,137
Other expense (income), net	101	964	111	(123)
Total other (income) expenses, net	622	(10,693)	(2,347)	(5,368)

(Loss) Income before income tax	$(26,813)	$1,009	$(43,935)	$(21,687)

Deferred income tax (recovery)	(6,650)	—	(6,650)	—
Equity investments share of loss	—	14	64	39
Net (loss) income	$(20,163)	$995	$(37,349)	$(21,726)

Revenue by Channel
(In thousands of U.S. dollars)
The following table provides our revenue by channel for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Mass retail	$2,008	$1,958	$7,243	$5,567
Distributors	927	1,650	4,250	4,330
Specialty, health and other retail	282	277	1,234	852
E-commerce	88	146	459	431
Total	$3,305	$4,031	$13,186	$11,180

Revenue

Revenue decreased to $3,305 for the three months ended September 30, 2022, as compared to $4,031 for the three months ended September 30, 2021. The decrease was primarily driven by decreased sales our Non-Cannabinoid segment, in part offset by slight increase in our Cannabinoid segment. The decreased sales in our Non-Cannabinoid segment during the three months ended September 30, 2022 was primarily driven by current economic challenges faced by our mass retailers and specialty distributors. The growth in our Cannabinoid segment sales reflects continued expansion of sales activity.

Revenue increased to $13,186 for the nine months ended September 30, 2022, as compared to $11,180 for the nine months ended September 30, 2021. The increase was driven by increased sales in our Cannabinoid segment, in part offset by slight decrease in our Non-Cannabinoid segment. The growth in our Cannabinoid segment sales reflects continued expansion of sales activity and selling more products which have higher margins. The decreased sales in our Non-Cannabinoid segment were driven by current economic challenges faced by our mass retailers and specialty distributors during the three months ended September 30, 2022.

Cost of sales

Cost of sales increased to $3,025 for the three months ended September 30, 2022, as compared to $2,100 for the three months ended September 30, 2021. The increase was due to costs associated with sales from both our Non-Cannabinoid and Cannabinoid segments and increased inventory provisions related to aged, obsolete or unusable inventory, during the three months ended September 30, 2022 as compared to the comparable period in the prior year.

Cost of sales increased to $9,564 for the nine months ended September 30, 2022, as compared to $5,341 for the nine months ended September 30, 2021. The increase was due to costs associated with sales from both our Non-Cannabinoid and Cannabinoid segments and increased inventory provisions related to aged, obsolete or unusable inventory, during the nine months ended September 30, 2022 as compared to the comparable period in the prior year.

Operating expenses
(In thousands of U.S. dollars)

	Three months ended September 30,
	2022	2021	Change
General and administrative expenses	$6,087	$10,616	$(4,529)	(43)%
Sales and marketing expenses	615	208	$407	196%
Research and development	343	454	$(111)	(24)%
Restructuring expenses	(82)	—	$(82)	N/A
Intangible asset impairment	19,000	—	$19,000	N/A
Depreciation and amortization expenses	508	337	$171	51%
Total operating expenses	$26,471	$11,615

(As a percentage of revenue)
General and administrative expenses	184%	263%
Sales and marketing expenses	19%	5%
Research and development	10%	11%
Restructuring expenses	(2)%	—%
Depreciation and amortization expenses	15%	8%
Total operating expenses	801%	288%
N/M: Not a meaningful percentage

	Nine Months Ended September 30,
	2022	2021	Change
General and administrative expenses	$22,361	$29,381	$(7,020)	(24)%
Sales and marketing expenses	2,076	1,036	$1,040	100%
Research and development	1,114	1,037	$77	7%
Restructuring expenses	3,791	—	$3,791	N/A
Intangible asset impairment	19,000	—	$19,000	N/A
Depreciation and amortization expenses	1,562	1,440	$122	8%
Total operating expenses	$49,904	$32,894

(As a percentage of revenue)
General and administrative expenses	170%	263%
Sales and marketing expenses	16%	9%
Research and development	8%	9%
Restructuring expenses	29%	—%
Depreciation and amortization expenses	12%	13%
Total operating expenses	378%	294%
N/M: Not a meaningful percentage
Three months ended September 30, 2022 compared to three months ended September 30, 2021
General and administrative. General and administrative expenses decreased to $6,087 for the three months ended September 30, 2022, as compared to $10,616 for the three months ended September 30, 2021, primarily due to the decrease in share-based compensation along with other cost cutting measures including reduced payroll related expenses.

Sales and marketing. Sales and marketing expenses increased to $615 for the three months ended September 30, 2022, as compared to $208 for the three months ended September 30, 2021. The increase in spending was related to cannabinoid segment, combined with easing of cost controls measures imposed in the comparable prior year period to address the impact of the COVID-19 pandemic.

Research and development. Research and development expenses decreased to $343 for the three months ended September 30, 2022 as compared to $454 for the three months ended September 30, 2021. The decrease is primarily related R&D employee payroll expenses as a result of the Company's restructuring initiative in the first half of year 2022.

Restructuring. We have been reviewing, planning and implementing various strategic initiatives targeted principally at reducing costs, enhancing organizational efficiency and optimizing our business model. As part of this process, we recorded a restructuring charge of approximately $4,008 related to asset write off, severances, and other related costs for the three months ended March 31, 2022. For the three months ended September 30, 2022 we reversed approximately $82 of accrued charges and no additional restructuring charges were recognized during the three months ended September 30, 2022.

Intangible asset impairment. During the three months ended September 30, 2022, we recognized an impairment charge of $19,000 related to Colombian cannabis-related licenses. This impairment charge was partially offset with related deferred tax liability write-off of $6,650. The intangible asset impairment was related to the carrying value of the cannabis-related licenses intangible assets was not recoverable based on the excess of the carrying value of the asset group over the undiscounted future cash flow. For more information, see Note 8 to our interim financial statements for the three months ended September 30, 2022 included in this Form 10-Q.

Depreciation and amortization. Depreciation and amortization expenses increased to $508 for the three months ended September 30, 2022, from $337 for the three months ended September 30, 2021. The increase is mainly associated with the increased fixed asset depreciation due to capital expenditures for expansion of our cultivation and extraction assets in Portugal.
Nine Months Ended September 30, 2022 compared to nine months ended September 30, 2021
General and administrative. General and administrative expenses decreased to $22,361 for the nine months ended September 30, 2022, as compared to $29,381 for the nine months ended September 30, 2021, primarily due to the decrease in share-based compensation along with other cost cutting measures including reduced payroll related expenses, in part offset by increase in payroll related costs due to idle capacity.

Sales and marketing. Sales and marketing expenses increased to $2,076 for the nine months ended September 30, 2022, as compared to $1,036 for the nine months ended September 30, 2021. The increase in spending was related to cannabinoid segment, combined with easing of cost controls measures imposed in the comparable prior year period to address the impact of the COVID-19 pandemic.

Research and development. Research and development expenses increased to $1,114 for the nine months ended September 30, 2022 as compared to $1,037 for the nine months ended September 30, 2021. The increase is primarily due to research and development activities related to our cannabinoid products development.

Restructuring. We have been reviewing, planning and implementing various strategic initiatives targeted principally at reducing costs, enhancing organizational efficiency and optimizing our business model. As part of this process, we recorded a restructuring charge of approximately $4,008 related to asset write off, severances, and other related costs during the three months ended March 31, 2022. As of September 30, 2022, we reversed approximately $217 of accrued charges and no additional restructuring charges.
Intangible asset impairment. During the nine months ended September 30, 2022, we recognized intangible asset impairment charge of $19,000 related to Colombian cannabis-related licenses. This impairment charge was partially offset with related deferred tax liability write-off of $6,650. The intangible asset impairment was related to the carrying value of the cannabis-related licenses intangible assets was not recoverable based on the excess of the carrying value of the asset group over the undiscounted future cash flow. For more information, see Note 8 to our interim financial statements for the three months ended September 30, 2022 included in this Form 10-Q
Depreciation and amortization. Depreciation and amortization expenses increased to $1,562 for the nine months ended September 30, 2022, from $1,440 for the nine months ended September 30, 2021. The increase is mainly associated with the increased fixed asset depreciation due to capital expenditures for expansion of our cultivation and extraction assets in Portugal, partially offset by lower amortization costs recognized during nine months ended September 30, 2022 as compared to the comparable prior year period. The decrease in amortization costs recognized was due to the acceleration of the period over which the useful life of the GNC intangible asset was amortized, which was fully amortized as of June 30, 2021.
Non-operating income and expenses
(In thousands of U.S. dollars)

	Three months ended September 30,
	2022	2021	Change
Interest (income) expense and amortization of debt issuance cost	$(51)	$485	$(536)	(111)%
Gain on remeasurement of warrant liability	(196)	(9,065)	8,869	(98)%
Gain on investment	—	—	—	N/M
Loss (gain) on debt extinguishment, net	—	(3,375)	3,375	N/A
Foreign exchange loss	768	298	470	158%
Other expense (income), net	101	964	(863)	(90)%
Total	$622	$(10,693)	$11,315	(106)%
N/M: Not a meaningful percentage

	Nine Months Ended September 30,
	2022	2021	Change
Interest and amortization of debt issuance cost	$2,719	$2,383	$336	14%
(Gain) loss on remeasurement of warrant liability	(2,009)	(5,390)	3,381	(63)%
Gain on investment	(6,851)	—	(6,851)	N/A
Loss (gain) on debt extinguishment, net	2,263	(3,375)	5,638	N/A
Foreign exchange loss	1,420	1,137	283	25%
Other income, net	111	(123)	234	(190)%
Total	$(2,347)	$(5,368)	$3,021	(56)%
N/M: Not a meaningful percentage

Three months ended September 30, 2022 compared to three months ended September 30, 2021
Interest expense, net and amortization of debt issuance cost, net. For the three months ended September 30, 2022, the Company had interest income, net for the amount of $51 as compared to $485 interest expense net of amortization of debt issuance cost for the three months ended September 30, 2021. The interest expense net of amortization of debt issuance costs for the three months ended September 30, 2021 was associated with the 2022 Convertible Note and Herbal Brands loan in the prior year period, which were fully paid as of June 30, 2022.
Gain on remeasurement of warrant liability. Gain on remeasurement of warrant liability was $196 for the three months ended September 30, 2022, as compared to a gain of $9,065 for the three months ended September 30, 2021. The gains are directly attributable to the remeasurement of the warrant liability as of September 30, 2022 and September 30, 2021, respectively, due to the change in the underlying value related to the private warrants during those periods.

Foreign exchange loss. The impact of foreign exchange for the three months ended September 30, 2022 was a loss of $768, as compared to a loss of $298 for the three months ended September 30, 2021. The foreign exchange losses for the three months ended September 30, 2022, were primarily driven by the currency fluctuations of the Euro versus the U.S. Dollar.
Other income. Other (income) expenses, net includes items not individually material to our consolidated financial statements.

Nine Months Ended September 30, 2022 compared to nine months ended September 30, 2021
Interest and amortization of debt issuance cost, net. Interest and amortization of debt issuance cost, net for the nine months ended September 30, 2022 increased to $2,719, as compared to $2,383 for the nine months ended September 30, 2021. The increase was primarily due to writing off of debt discount costs recognized in connection with the beneficial conversion factor related to the 2024 Convertible Note as the note was fully paid off in the three months ended June 30, 2022, in part offset by interest expense related to the 2022 Convertible Notes, which was fully repaid during the three months ended September 30, 2021.
(Gain) loss on remeasurement of warrant liability. Gain on remeasurement of warrant liability was $2,009 for the nine months ended September 30, 2022, as compared to a gain of $5,390 for the nine months ended September 30, 2021. The gains are directly attributable to the remeasurement of the warrant liability as of September 30, 2022 and September 30, 2021, respectively, due to the change in the underlying value related to the private warrants during those periods.
Gain on investments. Gain on investments for the nine months ended September 30, 2022 was $6,851, as compared to $nil for the nine months ended September 30, 2021. The gain on investments was related to the sale of Cansativa shares to an unrelated third-party and the revaluation of the Company's retained interest of the shares still held.
Loss on debt extinguishment, net. Net loss on debt extinguishment was $2,263 for the nine months ended September 30, 2022 compared to a gain of $3,375 for the nine months ended September 30, 2021. The net loss during the nine months ended September 30, 2022 was primarily related to the debt extinguishment as a result of the amendment of the 2024 Note Purchase Agreement on January 13, 2022. The net gain during the nine months ended September 30, 2021 was primarily due to the extinguishment of debt, in connection with the settlement of the 2022 Convertible Note.
Foreign exchange loss. The impact of foreign exchange for the nine months ended September 30, 2022 was a loss of $1,420, as compared to a loss of $1,137 for the nine months ended September 30, 2021. The foreign exchange losses for the nine months ended September 30, 2022, were primarily driven by the currency fluctuations of the Euro versus the U.S. Dollar.
Other income. Other (income) expenses, net includes items not individually material to our consolidated financial statements.

Operating Results by Business Segment
Our management evaluates segment profit/loss for each of our reportable segments. We define segment profit/loss as income from continuing operations before interest, taxes, depreciation, amortization, stock-based compensation expense, gains/losses on foreign currency fluctuations, gains/losses on the early extinguishment of debt and miscellaneous expenses. Segment profit/loss also excludes the impact of certain items that are not directly attributable to the reportable segments’ underlying operating performance. For a reconciliation of segment profit to loss from continuing operations before income taxes, see Note 17 to our interim financial statements for the three months ended September 30, 2022 included in this Form 10-Q.
Revenue by segment
(In thousands of U.S. dollars)

	Three months ended September 30,		Nine Months Ended September 30,
	2022	2021 (a)	2022	2021 (a)
Segment Revenue:
Cannabinoid	$979	$875	$4,269	$2,131
Non-Cannabinoid	2,326	3,156	8,917	9,049
Total revenue	$3,305	$4,031	$13,186	$11,180
______________
(a)The Company reclassified $26 of Non-cannabinoid sales, reported in previous periods in Cannabinoid sales, to conform to the current period presentation.
Cannabinoid. Cannabinoid revenue increased to $979 for the three months ended September 30, 2022, as compared to $875 for the three months ended September 30, 2021. For the nine months ended September 30, 2022, Cannabinoid revenue increased to $4,269 as compared to $2,131 for the nine months ended September 30, 2021. The increase in both periods was driven primarily by key customer contracts maturing and transitioning from preparation to revenue generating phase.
Non-Cannabinoid. Non-Cannabinoid revenue decreased to $2,326 for the three months ended September 30, 2022, as compared to $3,156 the three months ended September 30, 2021. For the nine months ended September 30, 2022, Non-Cannabinoid revenue decreased to $8,917 as compared to $9,049 for the nine months ended September 30, 2021. The decrease in our Non-Cannabinoid segment were driven by current economic challenges faced by our mass retailers and specialty distributors during the three months ended September 30, 2022.
Segment profit/loss
(In thousands of U.S. dollars)

	Three months ended September 30,		Change
	2022	2021	$	%
Segment Profit/(Loss):
Cannabinoid	$(4,395)	$(4,391)	(4)	—%
Non-Cannabinoid	95	551	(456)	(83)%
Total Segment Loss (a)	$(4,300)	$(3,840)	(460)	12%

	Nine Months Ended September 30,		Change
	2022	2021	$	%
Segment Profit/(Loss):
Cannabinoid	$(17,421)	$(10,859)	(6,562)	60%
Non-Cannabinoid	1,109	1,797	(688)	(38)%
Total Segment Loss (a)	$(16,312)	$(9,062)	(7,250)	80%
(a) For a reconciliation of segment (loss) to loss before income taxes see Note 17 to our interim financial statements for the three and nine months ended September 30, 2022, included in this Form 10-Q.

Cannabinoid — Cannabinoid segment loss increased to $4,395 for the three months ended September 30, 2022 compared to a loss of $4,391 for the three months ended September 30, 2021, primarily attributed to increased inventory provisions recognized in the three months ended September 30, 2022 due to aged, obsolete or unusable inventory and increased sales and marketing costs.

Cannabinoid segment loss increased to $17,421 for the nine months ended September 30, 2022 compared to a loss of $10,859 for the nine months ended September 30, 2021, primarily due to the restructuring charges recognized during the three months ended March 31, 2022 as part of our strategic initiatives targeted principally at reducing costs, enhancing organizational efficiency and optimize its business model and increased inventory provisions recognized in the nine months ended September 30, 2022 due to aged, obsolete or unusable inventory.
Non-Cannabinoid — Non-Cannabinoid segment profit decreased to $95 for the three months ended September 30, 2022, compared to a profit of $551 for the three months ended September 30, 2021. The decrease was primarily attributable to lower sales combined with by increased payroll related costs and sales and marketing costs.
Non-Cannabinoid segment profit decreased to $1,109 for the nine months ended September 30, 2022, compared to a profit of $1,797 for the nine months ended September 30, 2021. The decrease was primarily attributable to lower sales combined with increased payroll related costs and sales and marketing costs.
Liquidity and Capital Resources

The following table sets forth the major components of our Consolidated Statements of Cash Flows for the periods presented:
(In thousands of U.S. dollars)

	Nine months ended September 30,
	2022	2021
Net cash used in operating activities	$(23,969)	$(28,195)
Net cash provided by (used in) investing activities	642	(5,948)
Net cash provided by financing activities	3,539	951
Effect of foreign currency translation on cash and cash equivalents	(304)	(62)
Cash, cash equivalents, and restricted cash beginning of period	37,699	79,460
Cash, cash equivalents, and restricted cash end of period	17,607	46,206
Decrease in cash and cash equivalents	$(20,092)	$(33,254)

Cash flows used in operating activities
The decrease in net cash used by operating activities during the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, was driven primarily due to reduced stock-based compensation and gain on sale of our shares of investments in Cansativa, partially offset by restructuring expense, increased inventory provision, intangible asset impairment, partially offset by related deferred tax liability write-off and related to changes in the use of operating assets and liabilities.
Cash flows from investing activities
The decrease in net cash used in investing activities during the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, was primarily related to lower capital expenditures in Portugal, as we near the completion of our capital expenditure cycle, reducing our capital expenditure in the future and the proceeds received for the sale of shares of investment in Cansativa during the three months ended June 30, 2022.
Cash flows from financing activities
The increase in net cash provided by financing activities during the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, was primarily driven by the net proceeds from issuance of shares under the Equity Distribution Agreement and the related shelf registration statement, offset in part by the repayment of the 2024 Convertible Note and the Herbal Brand Loans during the six months ended June 30, 2022. For more information refer to Note 11 and 12 to our interim financial statements for the period ended of September 30, 2022 included in this Form 10-Q.

Sources of Liquidity

We have historically financed our operations through the issuance of shares, the issuance of convertible debt and cash from operations. As of September 30, 2022 and December 31, 2021, we had cash and cash equivalents of $17,183 and $37,226, respectively, which were held for working capital, repayment of loans and general corporate purposes. This represents an overall decrease of $20,043. Our outstanding warrants entitle the holder to receive one common share for each warrant, at an exercise price of $11.50 per warrant. As of September 30, 2022, we have 17,840,951 warrants outstanding.

During the three months ended March 31, 2022, we entered into the Equity Distribution Agreement and filed the related shelf registration statement on Form S-3 (as described in Note 12 under the caption “Equity Distribution Agreement”), which we believe will provide an ongoing source of liquidity. Due to our current public float and applicable SEC rules and regulations, our ability to raise capital pursuant to this shelf registration statement may become limited. For more information refer to Note 12 to our interim financial statements for the period ended of September 30, 2022 included in this Form 10-Q.
We have had operating losses and negative cash flows from operations since inception and expect to continue to incur net losses for the foreseeable future until such time, if ever, that we can generate significant revenue from the sale of our available inventories. We anticipate that we will continue to incur losses from operations due to pre-commercialization activities, marketing and manufacturing activities, and general and administrative costs to support operations. During the three months ended June 30, 2022, we fully repaid its 2024 Convertible Note and Herbal Brands Loan with accrued interest. For more information refer to Note 11 to our interim financial statements for the period ended of September 30, 2022 included in this Form 10-Q.

We have historically been able to manage liquidity requirements through cost management and cost reduction measures, supplemented with raising additional financing. While we have been successful in raising financing in the past, there can be no assurances that additional financing will be available when needed on acceptable terms, or at all. The continued spread of COVID-19 and uncertain market and regulatory conditions may further limit our ability to access capital. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, and suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations, financial condition, and prospects.
Uses of Liquidity
Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service obligations and for general corporate purposes. Our ability to fund operations, make planned capital expenditures and debt service obligations depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors. Our interim financial statements have been prepared on a going concern basis, which assumes that we will continue to be in operation for the foreseeable future and, accordingly, will be able to realize our assets and discharge our liabilities in the normal course of operations as they come due.

We manage our liquidity risk by preparing budgets and cash forecasts to ensure we have sufficient funds to meet obligations. In managing working capital, we may limit the amount of our cash needs by selling inventory at wholesale rates, pursuing additional financing sources, and managing the timing of capital expenditures.

However, the Company's current working capital needs, anticipated operating expenses and net losses, and the uncertainties surrounding its ability to raise additional capital as needed, raise substantial doubt as to whether existing cash and cash equivalents will be sufficient to meet its obligations as they come due within twelve months from the issuance date of the interim financial statements. The consolidated financial statements do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s ability to execute its operating plans through 2023 and beyond depends on its ability to obtain additional funding through equity offerings, debt financing, or other forms of financing to meet planned growth requirements and to fund future operations, which may not be available on acceptable terms, or at all.
Debt
Total debt outstanding as of September 30, 2022 and December 31, 2021was $1,903 and $25,095, respectively.
The debt outstanding as of September 30, 2022 is comprised of our other borrowings of $1,903, related to our Portugal and Colombia debt.

The debt outstanding as of December 31, 2021 is comprised of the remaining balance of the 2024 Convertible Note of $17,699, net of debt issuance cost, that was issued in July 2021, the $5,230 Herbal Brands Loan, which was issued to finance the Herbal Brands acquisition in April 2019, and the remaining debt of $2,166 from other borrowings. Other borrowing consists of the debt related to the local line of credit agreement in Portugal and the working capital loan in Colombia.

During the three months ended June 30, 2022, we fully repaid our 2024 Convertible Note with accrued interest and Herbal Brands Loan with accrued interest. For more information refer to Note 11 to our interim financial statements for the period ended of September 30, 2022 included in this Form 10-Q.

Portugal Debt

In January 2021, Clever Leaves Portugal Unipessoal LDA borrowed €1,000 ($1,213) (the "Portugal Debt"), from a local lender (the "Portugal Lender") under the terms of its credit line agreement. The Portugal Debt pays interest quarterly at a rate of Euribor plus 3 percentage points. This loan is secured by our mortgaged asset.

For the three months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately €7 ($7) and nil, respectively, and repaid principal of approximately €63 ($63) and nil, respectively, of the Portugal Debt in accordance with the terms of the loan agreement. For the nine months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately €22 ($24) and nil, respectively, and repaid principal of approximately €188 ($200) and nil, respectively, of the Portugal Debt in accordance with the terms of the loan agreement. The outstanding principal balance of the Portugal Debt as of September 30, 2022 and December 31, 2021 was €813 ($1,013) and €1,000 ($1,213), respectively.

Colombia Debt

Ecomedics S.A.S. has entered into loan agreements with multiple local lenders (collectively, the "Colombia Debt"), under which the Company borrowed approximately COP$5,305,800 ($1,295) of mainly working capital loans. The working capital loans are secured by mortgage of our farm land in Colombia as collateral. These loans bear interest at a range of 10.96% to 12.25% per annum denominated in Colombian pesos. The first payment of the principal and interest will be repaid six months after receiving the loan. After the first payment, the principal and interest will be repaid semi-annually.

For the three months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately COP$7,809 ($2) and nil, respectively, and repaid principal of approximately COP$306,822 ($69) and nil, respectively. For the nine months ended September 30, 2022 and 2021, the Company recognized interest expense of approximately COP$259,144 ($67) and nil respectively, and repaid principal of approximately COP$875,664 ($213) and nil, respectively. The outstanding principal balance of the Colombia Debt as of September 30, 2022 and December 31, 2021 was COP$4,035,296 ($890) and COP$4,592,095 ($1,153), respectively.
Herbal Brands Debt
In April 2019, to facilitate the financing of the Herbal Brands acquisition, Herbal Brands entered into the Herbal Brands Loan with, and issued warrants to, a third-party lender, Rock Cliff Capital LLC (“Lender”).
The Herbal Brands Loan was a non-revolving loan with a principal amount of $8,500 and interest of 8% per annum due and payable in arrears on the first day of each fiscal quarter, commencing July 1, 2019, and calculated based on the actual number of days elapsed. In addition, Herbal Brands was required to pay in kind interest ("PIK") on the outstanding principal amount of the Herbal Brands Loan from August 27, 2020 until payment in full at a rate equal to 4.0% per annum, with such PIK interest being capitalized as additional principal to increase the outstanding principal balance of the Herbal Brands Loan on the first day of each fiscal quarter. The Herbal Brands Loan was to be repaid or prepaid prior to its maturity date of May 2, 2023. On a quarterly basis, the loan required Herbal Brands to repay 85% of positive operating cash flows. Herbal Brands could also choose to prepay a portion or the Herbal Brands Loan, subject to a fee equal to the greater of (1) zero, and (2) $2,338, net of interest payments already paid (excluding PIK interest paid and PIK interest capitalized as outstanding principal) on such prepayment date. The Herbal Brands Loan was guaranteed by certain subsidiaries of the Company, secured by Herbal Brands’ assets and equity interests in Herbal Brands and is subject to certain covenants. The Herbal Brands Loan remained outstanding following the closing of the Business Combination.
Concurrently with the execution of the Herbal Brands Loan, Clever Leaves issued warrants to the Lender to purchase 193,402 Class C preferred shares of Clever Leaves on a 1:1 basis, at a price of $8.79 per share. The warrants could be exercised in whole or in part at any time prior to the expiration date of May 3, 2021, and are not assignable, transferable, or negotiable. Following the closing of the Business Combination, the warrants issued to the Lender remained outstanding but entitle the Lender to purchase our common shares rather than common shares of Clever Leaves International.
On August 27, 2020, we amended certain terms of the Herbal Brands Loan to provide for an additional interest of 4% per annum, compounding quarterly and payable in-kind at maturity. In addition, we extended the expiry date of the outstanding 193,402 warrants until May 3, 2023. As part of the amendment, the covenant testing under the Herbal Brands Loan was no longer required due to the occurrence of a Qualified IPO on December 18, 2020.

Following the closing of the Business Combination and pursuant to the terms, the holder of the Rock Cliff Warrants can purchase 63,597 of our common shares at a strike price of $26.73 per share.
Contingencies
In the normal course of business, we receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, as of September 30, 2022 any potential liabilities resulting from claims we have received would not have a material adverse effect on our consolidated financial statements.
Off-Balance Sheet Arrangements
We did not have off-balance sheet arrangements during the periods presented, other than the obligations discussed above.
Critical Accounting Policies and Significant Judgments and Estimates
See Part II, Item 7, "Critical Accounting Policies and Estimates" in our 2021 Form 10-K. There have been no material changes to our critical accounting policies and estimates since our 2021 Form 10-K.
Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Item 4. Controls and Procedures
Evaluation of Controls and Procedures

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of as September 30, 2022. The term "disclosure control and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of September 30, 2022 were not effective due to a material weakness as described below.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting
Because of their inherent limitations, our disclosure controls and procedures and our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to risks, including that the control may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

Material Weakness in Internal Control over Financial Reporting

As initially reported in the Annual Report on Form 10-K for the year ended December 31, 2020, Management did not maintain effective control environment attributed to the following:

•The Company's insufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately.
•The Company's insufficient segregation of duties.
•Lack of structure, reporting lines and appropriate authorities and responsibilities to achieve financial reporting objectives. Lack of evidence to support the performance of controls and the adequacy of review procedures, including the completeness and accuracy of information used in the performance of controls

Remediation Efforts and Status of Material Weakness

As disclosed in our 2021 Form 10-K, our remediation efforts were ongoing and significant progress towards the ongoing remediation of the material weakness has been made. Management have taken and are committed to continue to take steps necessary to remediate the control deficiencies that constituted the above material weakness. Until the remediation efforts discussed below, including any additional remediation efforts that our Management identifies as necessary, are completed, the material weakness described above will continue to exist.

During the year ended December 31, 2021 and the nine months ended September 30, 2022, we made the following enhancements to our control environment:

1.We added accounting and finance personnel to the Company and one of our key subsidiaries to strengthen our internal accounting team, to provide additional individuals to allow for segregation of duties in the preparation and review of schedules, calculations, and journal entries that support financial reporting, to provide oversight, structure and reporting lines, and to provide additional review over our disclosures. These personnel include a SEC Reporting

Director and a Manager at the corporate level, an Accounting Manager at one of our key subsidiaries and a SOX manager at another key subsidiary;
2.We enhanced our controls to improve the preparation and review over complex accounting measurements, and the application of GAAP to significant accounts and transactions, and our financial statement disclosures; and,
3.We engaged outside consultants to assist us in our evaluation of the design, implementation, and documentation of internal controls that address the relevant risks, and that provide for appropriate evidence of performance of our internal controls (including completeness and accuracy procedures) and to provide technical Sarbanes-Oxley Act training to individuals throughout the organization that are responsible for executing internal controls.

Our remediation activities are ongoing during calendar year 2022. In addition to the above actions, we expect to engage in additional activities, including, but not limited to:

1.Adding more technical accounting resources to enhance our control environment and to allow for proper segregation of duties;
2.Enhance the Company's accounting software system with a system designed with the functionality to properly segregate duties;
3.Until we have sufficient technical accounting resources, we will continue to engage external consultants to provide support and to assist us in our evaluation of more complex applications of GAAP, and to assist us with documenting and assessing our accounting policies and procedures; and,
4.Engaging outside consultants to assist us in performing testing in order to evaluate the operating effectiveness of our internal controls.

Under the direction of the audit committee of the board of directors, management will continue to take measures to remediate the material weaknesses in calendar year 2022. As such, we will continue to enhance corporate oversight over process-level controls and structures to ensure that there is appropriate assignment of authority, responsibility, and accountability to enable remediation of our material weaknesses. We believe that our remediation plan will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting.

We believe the corrective actions and controls are in process and need to be in operation for a sufficient period for management to conclude that the control environment is operating effectively and has been adequately tested through audit procedures. Therefore, the material weaknesses have not been remediated as of the date of this report.

Changes in Internal Control over Financial Reporting

The Company is in the process of implementing certain changes in its internal controls to remediate the material weakness described above. Except as noted above, no change to our internal control over financial reporting occurred during the three months ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II - OTHER INFORMATION
Item 1. Legal Proceedings
We are involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion, will have a material adverse effect on our financial condition, results of operations, or cash flows. We cannot assure you that we will prevail in any litigation. Regardless of the outcome, any litigation may require us to incur significant litigation expense and may result in significant diversion of management attention.
Item 1A. Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in our 2021 Form 10-K, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common and capital stock. There have been no material changes to our risk factors since our 2021 Form 10-K.
Item 5. Other Information
Not applicable.

Item 6. Exhibits

Exhibit No.	Description
3.1
Amended and Restated Articles of Clever Leaves Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Clever Leaves Holdings Inc. on December 23, 2020).

4.2
Specimen Common Share Certificate of Clever Leaves Holdings Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 10-Q filed with the SEC by Clever Leaves Holdings Inc. on May 17, 2021).

4.3
Specimen Warrant Certificate of Clever Leaves Holdings Inc. (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-241707) filed with the SEC by Clever Leaves Holdings Inc. on November 9, 2020).

4.4
Warrant Agreement, dated December 10, 2018, between Schultze Special Purpose Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on December 14, 2018).

4.5
Assignment, Assumption and Amendment Agreement, dated as of December 18, 2020, among Clever Leaves Holdings Inc., Schultze Special Purpose Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed with the SEC by Clever Leaves Holdings Inc. on December 28, 2020).

4.6
Waiver of Certain Rights, dated February 2, 2022, between Schultze Special Purpose Acquisition Sponsor, LLC and Clever Leaves Holdings Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8_K filed with the SEC by Clever Leaves Holdings Inc. on February 2, 2022.

4.7
Assignment, Assumption and Amendment Agreement No. 2, dated as of April 12, 2021, among Clever Leaves Holdings Inc., Continental Stock Transfer & Trust Company and Computershare Inc. (incorporate by reference to Exhibit 4.3 to Current Report on Form 10-Q file with the SEC by Clever Leaves Holdings, Inc. on May 17, 2021).

31.1**	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1***	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Labels Linkbase Document
101. PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Date File - (formatted as Inline XBRL and contained in Exhibit 101)

** Filed herewith
*** Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Clever Leaves Holdings Inc.
November 9, 2022
	By:	/s/ Andres Fajardo
	Name:	Andres Fajardo
	Title:	Chief Executive Officer
(Principal Executive Officer)